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82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

02032379

REGISTRANT'S NAME Cathay Pacific Airways

*CURRENT ADDRESS ______________________

**FORMER NAME ______________________

PROCESSED
MAY 30 2002
THOMSON FINANCIAL

**NEW ADDRESS ______________________

FILE NO. 82- 1390   FISCAL YEAR 12-31-01

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INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
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OICF/BY: dlw

DATE : 4/26/02

CATHAY PACIFIC AIRWAYS LIMITED

CATHAY PACIFIC

ANNUAL REPORT 2001









The new Business Class cabin was rolled out in August, featuring amongst the longest and widest flat-bed seats in the sky, more table-top space, an exclusive bar, and reception and private dressing areas.








Hong Kong

- CATHAY PACIFIC
- DRAGONAIR
- AIR HONG KONG

† Freighter services only
* Codeshare services

- Aberdeen*
- Adelaide
- Amsterdam
- Auckland
- Bahrain
- Bangkok
- Berlin*
- Brisbane
- Cairns
- Cebu
- Chicago†
- Cologne*
- Colombo
- Delhi
- Denpasar
- Dubai
- Dusseldorf*
- Edinburgh*
- Frankfurt
- Fukuoka
- Glasgow*
- Hamburg*
- Hanoi
- Helsinki*
- Ho Chi Minh City
- Jakarta
- Johannesburg
- Karachi
- Kuala Lumpur
- London
- Los Angeles
- Manchester*
- Manila
- Melbourne
- Mumbai
- Munich*
- Nagoya
- Newcastle*
- New York
- Nottingham†
- Osaka
- Paris
- Penang
- Perth
- Prague*
- Riyadh
- Rome
- San Francisco
- Sapporo
- Seoul
- Sharjah†
- Singapore
- Stockholm*
- Stuttgart*
- Surabaya
- Sydney
- Taipei
- Tokyo
- Toronto
- Vancouver
- Zurich*
- Bandar Seri Begawan
- Beijing
- Changsha
- Chengdu
- Chongqing
- Dalian
- Dhaka
- Fuzhou
- Guilin
- Haikou
- Hangzhou
- Hiroshima
- Kaohsiung
- Kota Kinabalu
- Kuching
- Kunming
- Nanjing
- Ningbo
- Phnom Penh
- Phuket
- Qingdao
- Sanya
- Sendai
- Shanghai
- Wuhan
- Xiamen
- Xian
- Brussels
- Dubai
- Manchester
- Osaka
- Seoul

Contents

A Chinese translation of this Annual Report is available upon request from the Company's Registrars.
本年報中文譯本，於本公司之股份登記處備索。

Cathay Pacific Airways is an international airline based and registered in Hong Kong, offering scheduled passenger and cargo services to 62 destinations around the world.

We are deeply committed to Hong Kong, where the company was founded in 1946. We have made substantial investments in Hong Kong's aviation industry; in addition to our fleet of aircraft these include catering, aircraft maintenance and ground handling companies, as well as our own corporate headquarters at Hong Kong International Airport.

Cathay Pacific's wholly-owned subsidiary AHK Air Hong Kong Limited is an all-cargo carrier which operates scheduled services to Japan, Korea, Europe and the Middle East. In association with Hong Kong Dragon Airlines Limited our global network extends to a further 27 destinations in China and around the region.

We are also a founder member of the oneworld global alliance whose combined network serves over 570 destinations worldwide. Other members of oneworld are Aer Lingus, American Airlines, British Airways, Finnair, Iberia, LanChile and Qantas.

Cathay Pacific is a member of the Swire Group and is listed on the Stock Exchange of Hong Kong.

FINANCIAL AND OPERATING HIGHLIGHTS

Group Financial Statistics		2001	2000	Change
Results				
Turnover	*HK$ million*	**30,436**	34,523	-11.8%
Profit attributable to shareholders	*HK$ million*	**657**	5,005	-86.9%
Earnings per share	*HK cents*	**19.7**	148.4	-86.7%
Dividend per share	*HK cents*	**17.5**	65.0	-73.1%
Profit margin	*%*	**2.2**	14.5	-12.3%pt
Balance Sheet				
Shareholders' funds	*HK$ million*	**31,308**	32,832	-4.6%
Net borrowings	*HK$ million*	**14,278**	9,886	+44.4%
Shareholders' funds per share	*HK$*	**9.4**	9.8	-4.1%
Net debt/equity ratio	*Times*	**0.46**	0.30	+0.16 times

Operating Statistics – Cathay Pacific		2001	2000	Change
Available tonne kilometres ("ATK")	*Million*	**11,827**	11,630	+1.7%
Passenger load factor	*%*	**71.3**	76.2	-4.9%pt
Passenger yield	*HK cents*	**45.7**	48.2	-5.2%
Cargo and mail load factor	*%*	**67.3**	72.5	-5.2%pt
Cargo and mail yield	*HK$*	**1.85**	2.07	-10.6%
Cost per ATK	*HK$*	**2.36**	2.32	+1.7%
Cost per ATK without fuel	*HK$*	**1.93**	1.86	+3.8%
Aircraft utilisation	*Hours per day*	**12.1**	12.9	-6.2%
On-time performance	*%*	**82.9**	84.0	-1.1%pt

CHAIRMAN'S LETTER

The year 2001 presented many challenges, even before the tragic events of September plunged the aviation industry into one of the most difficult periods in its history. The Group recorded a loss of HK$662 million during the second half of the year, as compared to a profit of HK$1,319 million in the first six months. For the year as a whole, Cathay Pacific reported an attributable profit of HK$657 million, compared to a record profit of HK$5,005 million a year earlier. Turnover fell by 11.8 percent to HK$30,436 million.

Passenger and cargo traffic both suffered major declines. The effects of the global economic slowdown were already evident at the beginning of the year as demand for business travel weakened. Following the terrorist attacks in the United States public confidence was badly shaken, and passenger demand fell even further still. The loss of confidence amongst travellers was most clearly felt on our trans-Pacific routes whilst other routes, including those to Taiwan and South East Asia, were affected by the economic slowdown. Passenger yield declined from HK48.2 cents to HK45.7 cents.

Our cargo business also experienced difficult market conditions. Hong Kong was partly cushioned by the relatively strong performance of exports from Mainland China, but competition in the overall air cargo market remained intense. Cargo yield fell by 10.6 percent to HK$1.85.

In the fourth quarter, we temporarily cut back scheduled capacity by some 8 percent and implemented a stringent review of our costs. Our aim is to maintain the integrity of our network and, to the greatest extent possible, to preserve the jobs of our staff.

During the summer the industrial dispute with our pilots' union had an adverse impact on our operations. However, in the wake of rapidly changing industry circumstances the industrial action dissipated and our schedule integrity and on-time performance returned to their usual high levels. We remain committed to resolving the dispute in a constructive manner with the aim of reaching a long-term durable settlement which takes into account the interests of the Hong Kong community and of the airline, our staff and customers.

Our operating fleet increased by 11 aircraft, and at year end totalled 75 aircraft, including 9 freighters. Whilst we remain optimistic about growth prospects, we have taken a cautious view towards future aircraft deliveries, and have only 3 aircraft on order. We will continue to review further aircraft orders to ensure that we can meet any expected recovery in demand.

Our affiliates and associates, despite a decline in profitability, continued to perform satisfactorily.

Notwithstanding difficult market conditions, Cathay Pacific remains committed to focusing on our strengths in terms of superior product and customer service. During the year we pressed ahead with various product and service enhancements including the introduction of a new Business Class product and various e-Business initiatives including the world's first inflight email service; we upgraded passenger lounges around the world and opened a new lounge, The Pier, at Hong Kong International Airport.

Over the years Cathay Pacific has met and overcome many challenges. We have a team of extremely dedicated and talented staff and committed shareholders. We are ideally located in Hong Kong and at the heart of Asia. We are steady in our resolve and intend to come through the current industry crisis in better shape than ever, poised to resume the successful growth of the airline once economic conditions show signs of improvement.

James Hughes-Hallett
Chairman
6th March 2002

2001 IN REVIEW

The year was an extremely challenging one for Cathay Pacific, due to the effects of the deepening global economic slowdown and the unprecedented impact of the September terrorist attacks on the worldwide demand for air travel. The airline responded by reducing capacity through selective frequency reductions and by implementing a further series of cost-reduction measures. Despite these difficulties Cathay Pacific remains confident over its future and has pressed ahead with new product initiatives and customer service enhancements.

A PRODUCT INNOVATOR

▷ We continued with our policy of investing in our products and services, with a new Business Class cabin featuring amongst the longest and widest flat-bed seats in the sky, an exclusive bar, and reception and private dressing areas. The new product will be installed in all the airline's long-haul aircraft.

▷ We began to introduce our highly acclaimed new First Class cabin onto our Airbus A340-300s and A330-300s. By the end of the year a total of 27 aircraft had been fitted with the new cabin.

▷ We were the first airline in the world to commit to a fleet-wide roll-out of inflight email, with the introduction of Tenzing global inflight email and Web access.

▷ Our new inflight entertainment system, Studio^{CX}, more than doubles passenger choice to over 20 channels of video entertainment.

▷ We have also launched Audio and Video On Demand – allowing passengers to select movies when they want. This new service is being installed across our long-haul fleet.

▷ The world's first comprehensive Online Check-In service, allowing passengers to check-in for flights via the Internet before heading to the airport, was also introduced in the year.

▷ We launched a new automated service kiosk at airports in Hong Kong and Taipei, which allows passengers without check-in baggage to check themselves in and receive boarding passes and lounge invitations.

▷ Our new lounge, called "The Pier", was opened at Hong Kong International Airport and now complements the luxurious facilities offered by "The Wing".

▷ The Asia Miles travel reward programme added more than 350,000 new members over the year, bringing the total membership to over 1.2 million. New airline partners who joined the programme during the year include Asiana and China Eastern. 31 new non-airline partners also joined in 2001.

▷ Once again we won a large number of prestigious awards including the World's Leading Airport Lounges from *Forbes*, Best Business to Consumer E-commerce Website from *VISA*, Best E-commerce Strategy from *FinanceAsia* and the Top Service award in the airline category from *Next Magazine*.

NETWORK CHANGES

▷ We continued to strengthen and optimise our global network with the launch of 3 new destinations during the year – Delhi in March, Riyadh in October and Sapporo in December. These helped further strengthen Hong Kong's standing as Asia's leading aviation centre.

▷ However, we suspended services to Zurich, Manchester and Istanbul due to weakening passenger demand. We will keep resumption of service to these destinations under review.

▷ From October we reduced flight frequencies to 8 destinations, which represented a reduction

2001 IN REVIEW

of approximately 8 percent of our total weekly schedule.

- In November, we signed a codeshare agreement with Philippine Airlines covering the services between Hong Kong and Cebu. This agreement helps both airlines reach more customers through their combined networks.
- In January 2002, Cathay Pacific and its oneworld partner British Airways expanded codeshare agreements to include 11 more destinations in the UK and Continental Europe. The codeshare agreements also cover Cathay Pacific services from Hong Kong to Auckland and Kuala Lumpur.
- Our first daytime service between Hong Kong and London will start in July 2002. This 4 times weekly service will raise the frequency of our London flights to 18 per week.
- Members of the oneworld global airline alliance reaffirmed their commitment to the alliance. The 8 members offer services to over 570 destinations around the world.

THE GROWING FLEET

- We continued to invest in our fleet, adding 14 new aircraft during the year. These included 8 A330-300s, 4 A340-300s, and 2 B747-400 freighters. 3 aircraft leased from Air China were returned during the year, bringing the net increase in the fleet size to 11.
- At the end of the year, our passenger fleet had an average age of 6 years, amongst the lowest of the world's major airlines.
- 2 of our older freighters and 4 passenger aircraft have been temporarily withdrawn from service due to the general economic downturn.

FLEET PROFILE

	Number as at 31st December 2001										
		Leased			Firm orders			Expiry of operating leases			
Aircraft type	Owned	Finance	Operating	**Total**	'02	'03	**Total**	'02	'03	'06	Options
Aircraft operated by Cathay Pacific											
B747-400	2	15	2	**19**				1	1		
B747-200F	3	1		**4**							
B747-400F	1	4		**5**							
B777-200	1	4		**5**							
B777-300		7		**7**							3[(a)]
A330-300	2	18		**20**							1[(b)]
A340-300		11	4	**15**						4	
A340-600					2	1	**3**[(c)]				
Total	9	60	6	**75**	2	1	**3**	1	1	4	4
Aircraft not operated by Cathay Pacific											
B747-300	6			**6**[(d)]							
B747-200F		3		**3**[(e)]							
Total	6	3		**9**							

(a) Operating lease options expire in 2007 and are for any B777 model.
(b) Option to be exercised in 2002, is interchangeable between A330/A340.
(c) Aircraft will be on 5 year operating leases.
(d) 1 aircraft was not leased out as at 31st December 2001.
(e) Aircraft are operated by AHK.

A LEADING E-BUSINESS STRATEGY

▷ In October we took steps to keep ahead of our competitors by launching a version of our Internet site on the world's first commercial 3G mobile phone network, "Freedom of Mobile Multimedia Access". The service is 40 times faster than conventional mobile communications.

▷ Also in October we expanded our *notiFLY* Flight Paging service worldwide. Mobile phone subscribers in every country served by Cathay Pacific can now receive automated *notiFLY* text messages to confirm flight arrival and departure times in English, Chinese, Japanese and Korean.

▷ Our jointly owned Asia-Pacific travel exchange, Zuji, appointed Travelocity as its primary technology provider and Abacus as its primary Global Distribution System provider.

▷ IBM took over responsibility for the maintenance and management of our desktop personal computers and workstations in Hong Kong.

▷ We invested in the initial public offering of TravelSky, a unit of the Beijing-based Civil Aviation Computer Information Centre.

A HIGHLY-SKILLED WORKFORCE

▷ Our people are what make us an exceptional airline, and at the end of 2001 we employed approximately 14,500 staff around the world, including 10,600 based in Hong Kong.

▷ We held graduation ceremonies for 20 local cadet pilots at BAE Systems Flight Training in Adelaide, Australia.

▷ In August, we welcomed the arrival of our first Learjet 45 training aircraft for use in our comprehensive pilot training programme.

▷ We began work on the introduction of a new range of human resource management software from e-Business applications provider, PeopleSoft. The new system will be known as PeopleCX.

▷ Cathay Pacific's pilot union undertook limited industrial action between July and October as part of an ongoing dispute with the Company over remuneration, benefits and rostering. The action was largely suspended in October, and there has been no further disruption to service.

▷ Our staff remuneration policies are frequently reviewed with reference to current employment legislation, market conditions and both individual and company performance.

SERVICE TO THE HONG KONG COMMUNITY

▷ Cathay Pacific staged its biggest ever campaign to promote tourism in Hong Kong. "The World's Biggest Welcome" lucky draw for 10,000 free inbound return tickets drew more than 1 million entries from Hong Kong residents who nominated friends and family members living overseas.

▷ Cathay Pacific continues to be title sponsor of the Hong Kong Chinese New Year Parade.

- As part of our contribution to Hong Kong and the local aviation industry, we held a Career Expo at our headquarters in June for almost 1,000 local university graduates.

- We were the title sponsor for the very successful Hong Kong season of the award-winning musical, Miss Saigon.

- The "Spirit of Kai Tak", an Aerostar Super 700 aircraft sponsored by Cathay Pacific, won the speed category of the London to Sydney Air Race 2001. The team was led by Captain Mike Miller, a Cathay Pacific pilot.

- Together with the Hong Kong Federation of Youth Groups, we invited 46 students to take part in the Cathay Pacific International Wilderness Experience Programme 2001 held in South Africa in July.

- Also in July Cathay Pacific and the United Nations Children's Fund (UNICEF) launched their annual "Change for Good" inflight fund-raising programme at a ceremony held at Cathay Pacific City. The fund-raising period was extended from 6 months to year-round.

- We helped 4 incurably ill children from Hong Kong take the flight of their dreams to Disneyworld's Magic Kingdom in the United States. The trip was arranged by the Dreamflight charity and the air tickets were sponsored by Cathay Pacific.

- In September, we held our second induction course for 40 children enrolled in the Cathay Pacific Junior Pilot Club. The course is designed to stimulate children's interest in the Hong Kong aviation industry.

- We also announced a special 50 percent discount on air tickets for Hong Kong senior citizens for tickets departing Hong Kong between 12th November 2001 to 28th February 2002.

ENVIRONMENT

- Cathay Pacific has continued with its commitment to environmental awareness. During 2001, both green activities and environmental training courses were organised. A briefing on indoor air quality and ISO14000 was conducted for staff members.

- A number of events in which staff and families were invited took place during the year including tree and mangrove planting and day camps at a green farm.

- In May, Cathay Pacific played host to the Environmental Protection Bureau from Harbin in Mainland China.

REVIEW OF OPERATIONS

PASSENGER SERVICES

The year saw a significant fall in passenger revenue as compared with 2000. This was due to the worldwide economic slowdown, the impact of the tragic events in the United States on 11th September, the decline in regional currencies and the industrial action initiated by the pilots' union. First Class and Business Class traffic fell by 14.1%.

Load factor by region


%
100
80
60
40
20
0
North Asia
South East Asia and Middle East
Europe
Pacific and South Africa
97
98
99
00
01

Passenger load factor and yield


%
80
60
40
20
0
HK cents
60
50
40
30
20
97
98
99
00
01
Passenger load factor
Yield

Available seat kilometres ("ASK"), load factor and yield by region:

	ASK (million)			Load factor (%)			Yield
	2001	2000	Change	2001	2000	Change	Change
North Asia	**10,279**	9,912	**+3.7%**	**68.8**	74.1	**-5.3%pt**	**-4.1%**
South East Asia and Middle East	**13,609**	12,097	**+12.5%**	**64.0**	72.6	**-8.6%pt**	**-9.1%**
Europe	**13,833**	14,565	**-5.0%**	**78.4**	80.8	**-2.4%pt**	**-5.6%**
Pacific and South Africa	**25,069**	25,335	**-1.0%**	**72.5**	76.0	**-3.5%pt**	**-4.8%**
Overall	**62,790**	61,909	**+1.4%**	**71.3**	76.2	**-4.9%pt**	**-5.2%**

Highlights by region are as follows:

NORTH ASIA

- Traffic from Japan remained robust until the events in September, which led to an increase in passenger cancellations and a reduction in passenger numbers.
- The new service to Sapporo in northern Japan commenced in December; initial revenue was satisfactory.
- The Korean market was stable throughout the year.
- Traffic from Taiwan dropped sharply due to the country's severe economic downturn. Passengers originating from Hong Kong and Mainland China helped sustain revenue on this route.

REVIEW OF OPERATIONS

SOUTH EAST ASIA AND MIDDLE EAST

▷ Most South East Asian markets were adversely affected by the slowdown of the US economy. This was partly offset by the greater propensity to travel of overseas workers and Asian emigrants visiting their home countries.

▷ A new codeshare agreement was signed with Philippine Airlines in November on the service between Hong Kong and Cebu.

▷ The Indian and Middle East markets performed satisfactorily. The revenue picture was helped by new services to Delhi and Riyadh, which started during the year.

EUROPE

▷ Load factors on European routes proved more resilient in the face of the downturn than those on any other routes. Yield declined, however, due to the weakness of European currencies against US dollar.

▷ Our services to Zurich and Manchester were suspended in the middle of the year. Services to Istanbul were also temporarily suspended in November.

PACIFIC AND SOUTH AFRICA

▷ Trans-Pacific traffic was badly affected by the September incident, and a number of flights to Los Angeles and Vancouver were suspended as a result.

▷ Australian and New Zealand markets performed relatively well in terms of passenger numbers, but yield was again under pressure due to the weakness of local currencies.

▷ Traffic to South Africa showed healthy growth, despite currency weakness.

CARGO SERVICES


Turnover
HK$ million
12,000
10,000
8,000
6,000
4,000
2,000
0
97
98
99
00
01
Cathay Pacific
AHK Air Hong Kong


Capacity – cargo and mail ATK
Million tonne kilometres
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
97
98
99
00
01
Cathay Pacific
AHK Air Hong Kong

	ATK (million)			Cargo and mail load factor (%)			Yield
	2001	2000	**Change**	**2001**	2000	**Change**	**Change**
Cathay Pacific	**5,855**	5,740	**+2.0%**	**67.3**	72.5	**-5.2%pt**	**-10.6%**
AHK Air Hong Kong	**1,074**	1,234	**-13.0%**	**73.3**	73.9	**-0.6%pt**	**-18.6%**

CATHAY PACIFIC AIRWAYS LIMITED

- Cathay Pacific Cargo operates a fleet of 5 B747-400 freighters and 4 B747-200 freighters serving 20 destinations worldwide.
- 2 new B747-400 freighters joined the fleet during the year.
- Turnover decreased by 15.6% as compared to 2000. The slowdown in the world economy reduced the demand for air cargo, especially for traffic between Hong Kong and North America and Europe.
- In view of the economic situation, 2 B747-200 freighters have been temporarily taken out of service.
- Cargo yield was under pressure due to weak demand and surplus capacity.
- Cargo available tonne kilometres grew by 1.5% for the freighter fleet and 2.0% for the fleet as a whole, whilst overall cargo load factor averaged 67.3%.
- Insurance and security surcharges were introduced to compensate for the impact of higher insurance premiums following the events in September.
- The dedicated overnight services operated by Cathay Pacific for DHL Worldwide Express continue to operate successfully. These services enable DHL to offer a superior express freight product.

AHK AIR HONG KONG LIMITED ("AHK")

- AHK is an all-cargo carrier with scheduled services to Japan, Korea, Europe and the Middle East. The Korean service, which commenced in September, is operated as an extension of the Japanese service.
- The profitability of the company deteriorated, due to the slowdown in exports from Hong Kong and intense competition across the region.
- Capacity, due to the combination of heavy aircraft maintenance and flight consolidations, fell by 13.0% over 2000. Yield and load factor, which were both under severe pressure from the excess of cargo capacity, fell by 18.6% and 0.6 percentage points respectively.

REVIEW OF AFFILIATED BUSINESSES AND ASSOCIATED COMPANIES

CATHAY PACIFIC CATERING SERVICES (H.K.) LIMITED

- This wholly-owned subsidiary of Cathay Pacific operates the principal flight kitchen at Hong Kong International Airport.
- The company produced 13 million meals in 2001, down by 1.4 million from last year, and serves 26 scheduled carriers.
- The company reported a lower profit, compared with last year, due to the lower production volume.

REVIEW OF OPERATIONS

HONG KONG AIRPORT SERVICES LIMITED ("HAS")

▷ HAS, in which Cathay Pacific holds a 70% interest, is the leading franchised ramp handling company at Hong Kong International Airport. Services include aircraft loading, passenger steps and air bridge operations, baggage handling and cargo and mail delivery.

▷ With over 30 airline customers, the company has maintained a market share of over 50% despite aggressive competition.

▷ The company is also contracted to operate passenger, staff and other bus services for the Airport Authority.

▷ In September, HAS took over responsibility for load control on Cathay Pacific flights departing from outports.

▷ HAS recorded a satisfactory profit in 2001 despite the increased competition, whilst the downturn in the fourth quarter also adversely affected results.

HONG KONG DRAGON AIRLINES LIMITED ("DRAGONAIR")

	ASK/ATK* (million)			Load factor (%)			Yield
	2001	2000	*Change*	**2001**	2000	*Change*	*Change*
Passenger services	**5,576**	4,885	**+14.1%**	**66.7**	66.2	**+0.5%pt**	**-0.6%**
Cargo services	**552**	295	**+87.1%**	**71.1**	76.2	**-5.1%pt**	**-26.2%**

* *Capacities of passenger and cargo services are measured in available seat kilometres ("ASK") and available tonne kilometres ("ATK") respectively.*

▷ Dragonair operates passenger services to 27 destinations in Asia, 18 of which are in Mainland China.

▷ Weekly frequencies to Beijing and Shanghai were increased to 35 and 48 respectively in the summer schedule. Additional flights were operated to major provincial cities in Mainland China in order to meet demand during the summer season. A fourth daily service to Kaohsiung was introduced in March 2001. Services to Ningbo were resumed in September.

▷ In May the airline commenced a twice weekly freighter service to Osaka. The freighter service to Shanghai was increased to twice weekly in September, whilst the service to Europe via the Middle East was increased to 5 times a week in October.

▷ Despite reduced traffic following the September incident in the United States, Dragonair recorded a 14.5% increase in passenger revenue and a 0.5 percentage point increase in passenger load factor in 2001. Passenger yield decreased marginally by 0.6%.

▷ With the commencement of the all-cargo services in 2000 and the delivery of 2 B747-300 freighters in the second half of 2001, cargo revenue and tonnage increased by 29.8% and 29.3% respectively. Cargo yield dropped by 26.2% due to weak demand and the introduction of additional long-haul services.

REVIEW OF OPERATIONS

- The airline reported a lower profit compared with the previous year due to a softening of the air cargo market and a reduction in demand for passenger travel in the fourth quarter.
- During 2001 Dragonair took delivery of 2 A330-300s and 2 B747-300 freighters. 1 of the A330-300s was on an operating lease. At the end of 2001, the airline was operating a fleet of 19 aircraft.
- Dragonair is well positioned to meet the future opportunities that will arise from the accession of China to the World Trade Organisation.
- Fleet profile as at 31st December 2001:

	Number as at 31st December 2001			Firm orders				Expiry of operating leases			
	Leased										
Aircraft type	Finance	Operating	**Total**	'02	'03	'04 & beyond	**Total**	'02	'03	'04	'05 & beyond
A320	2	5	**7**[a]	1[b]		3	**4**		4	1	
A321		3	**3**	1[b]	2		**3**			3	
A330	3	4	**7**	2			**2**	1	2		1
B747-300F	2		**2**								
Total	7	12	**19**	4	2	3	**9**	1	6	4	1

[a] *1 A320 was returned from a lessee in March 2001.*
[b] *Aircraft will be on operating leases.*

HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED ("HAECO")

- HAECO, in which Cathay Pacific holds a 27% interest, provides aircraft maintenance and overhaul services at Hong Kong International Airport.
- The company achieved a profit after tax of HK$312 million, 22% lower than in the previous year. The decrease was mainly due to the profit arising on the sale of properties and interests in joint ventures in 2000 not being repeated in 2001.
- While line maintenance revenues increased in line with the increased number of flights into Hong Kong, margins remained under pressure. Heavy airframe maintenance and modification activity in the hangar remained high.
- Taikoo (Xiamen) Aircraft Engineering Company Limited, 49% owned by HAECO and 9% owned by Cathay Pacific had a profitable year, with high usage of its hangar facilities. A third hangar is currently being built, with completion expected in 2003, which will increase capacity by 50%.
- Hong Kong Aero Engine Services Limited, HAECO's joint venture with Rolls-Royce plc and SIA Engineering Pte Limited, continued to achieve good results with high workloads.

FINANCIAL REVIEW

The Group's attributable profit was HK$657 million compared to a profit of HK$5,005 million in 2000. This decline was due to the global economic slowdown, while the tragic events in the United States in September further reduced the demand for air travel.

TURNOVER

	Group		Cathay Pacific	
	2001 HK$M	2000 HK$M	**2001** HK$M	2000 HK$M
Passenger services	**20,580**	22,878	**20,580**	22,878
Cargo services	**8,343**	10,136	**7,272**	8,615
Catering and other services	**1,513**	1,509	**–**	–
Turnover	**30,436**	34,523	**27,852**	31,493

- Group turnover decreased by 11.8% compared with 2000.
- Turnover of passenger services was down by 10.0% to HK$20,580 million as a result of the reduction in both load factors and yields.
- Cathay Pacific carried 11.3 million passenger in 2001, representing a 5.0% decrease from 2000.
- Passenger traffic, measured by revenue passenger kilometres, decreased by 5.0% against a 1.4% increase in passenger seat capacity in terms of available seat kilometres. As a result, the passenger load factor decreased from 76.2% to 71.3%.
- Passenger yield decreased by 5.2% to HK¢45.7 as a result of weak demand, in particular for front-end traffic, and adverse currency movements.
- First and business class revenues showed a decrease of 16.9% whilst economy class revenue fell by 6.3%.
- Turnover from cargo services declined sharply by 17.7% to HK$8,343 million. This reflects the weakening demand for air cargo and the resultant over-capacity.

Composition of group turnover


27%
Cargo services
5%
Catering and other services
68%
Passenger services

Group turnover


HK$ million
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
97
98
99
00
01
Passenger services
Cargo services
Catering and other services

FINANCIAL REVIEW

- Cathay Pacific's cargo and mail load factor decreased by 5.2 percentage points to 67.3% as cargo and mail revenue tonne kilometres decreased by 5.4% against an increase of 2.0% in capacity. AHK Air Hong Kong's load factor also decreased by 0.6 percentage points to 73.3%.
- Cathay Pacific's turnover decreased by HK$3,641 million because of:

		HK$M
+1.4%	Passenger capacity	297
+2.0%	Cargo and mail capacity	173
-4.9%pt	Passenger load factor	(1,462)
-5.2%pt	Cargo and mail load factor	(635)
-5.2%	Passenger yield	(1,134)
-10.6%	Cargo and mail yield	(880)
		(3,641)

- Revenue load factor decreased by 4.8 percentage points to 70.4%.
- Breakeven load factor increased by 6.6 percentage points to 70.5% as yield declined.
- Cathay Pacific's turnover sensitivity is set out below:

Annual effects of:	HK$M
+ 1 percentage point in passenger load factor	287
+ 1 percentage point in cargo and mail load factor	108
+ HK¢1 in passenger yield	448
+ HK¢1 in cargo and mail yield	39

Cathay Pacific: passengers and cargo carried


Passenger in '000
Cargo in '000 tonnes
12,000
10,000
8,000
6,000
4,000
2,000
800
700
600
500
400
300
97
98
99
00
01
Passengers carried
Cargo carried

Revenue and breakeven load factor


%
80
75
70
65
60
55
50
97
98
99
00
01
Revenue load factor
Breakeven load factor

FINANCIAL REVIEW

OPERATING EXPENSES

	Group			Cathay Pacific		
	2001 HK$M	2000 HK$M	Change	**2001** HK$M	2000 HK$M	Change
Staff	**7,629**	7,482	**+2.0%**	**6,857**	6,742	**+1.7%**
Inflight service and passenger expenses	**1,586**	1,677	**-5.4%**	**1,586**	1,677	**-5.4%**
Landing, parking and route expenses	**5,112**	5,079	**+0.6%**	**4,815**	4,724	**+1.9%**
Fuel	**5,313**	5,770	**-7.9%**	**4,985**	5,319	**-6.3%**
Aircraft maintenance	**3,234**	2,920	**+10.8%**	**3,177**	2,796	**+13.6%**
Aircraft depreciation and operating leases	**3,993**	3,264	**+22.3%**	**3,837**	3,127	**+22.7%**
Other depreciation and operating leases	**975**	980	**-0.5%**	**728**	726	**+0.3%**
Commissions	**539**	719	**-25.0%**	**534**	711	**-24.9%**
Exchange (gain)/loss	**(100)**	166	**-160.2%**	**(105)**	160	**-165.6%**
Others	**1,323**	1,177	**+12.4%**	**911**	686	**+32.8%**
Operating expenses	**29,604**	29,234	**+1.3%**	**27,325**	26,668	**+2.5%**
Net finance charges	**571**	367	**+55.6%**	**535**	307	**+74.3%**
Total operating expenses	**30,175**	29,601	**+1.9%**	**27,860**	26,975	**+3.3%**

- Staff costs rose due to increased staff numbers and the end of the contribution holiday on certain pension funds.
- Inflight service and passenger expenses decreased as a result of the reduction in passenger numbers.
- Landing, parking and route expenses increased due to additional flights and higher insurance premiums; weak foreign currencies helped reduce the overall increase.
- Fuel costs decreased as a result of a 6.5% decrease in the average fuel price.

Cathay Pacific: total operating expenses



3% Others
25% Staff
2% Net finance charges
6% Inflight service and passenger expenses
2% Commissions
16% Depreciation and operating leases
17% Landing, parking and route expenses
11% Aircraft maintenance
18% Fuel

Cathay Pacific: fuel price and consumption



US cents per American gallon
American gallon in million
100
80
60
40
20
0
840
800
760
720
680
640
97
98
99
00
01
Into wing price – before hedging
Into wing price – after hedging
Uplifted volume

FINANCIAL REVIEW

- Aircraft maintenance costs increased primarily due to an increase in the fleet size and additional engine overhaul work.
- Aircraft depreciation and operating lease costs increased mainly due to the new aircraft deliveries and the charter costs incurred during the disruption in July 2001.
- Net finance charges increased due to higher average net borrowings resulting from aircraft acquisitions.
- Cathay Pacific's cost per ATK increased by 1.7% to HK$2.36, whilst the cost per ATK without fuel rose by 3.8%.

ASSOCIATED COMPANIES

- The share of profits after tax of associated companies decreased by 37.6% to HK$153 million.
- The decrease was due to lower profits of both HAECO and Dragonair, as compared with last year.

DIVIDENDS

- The total dividend for the year 2001 is HK$582 million, representing a dividend cover of 1.1 times. Dividend per share decreased by 73.1% to HK¢17.5.

ASSETS

- Total assets as at 31st December 2001 amounted to HK$70,408 million.
- Additions to fixed assets were HK$7,148 million, comprising HK$6,870 million for aircraft delivery payments and HK$278 million for properties and other equipment.

Group interest cover


HK$ million
6,000
5,000
4,000
3,000
2,000
1,000
0
-1,000
Times
18
15
12
9
6
3
0
-3
97
98
99
00
01
Operating profit/(loss)
Net finance charges
Interest cover

Group total assets


21% Current assets
10% Properties and other equipment
4% Long-term investments
1% Intangible assets
64% Aircraft and related equipment

BORROWINGS AND CAPITAL

- Borrowings increased by 15.3% to HK$24,024 million compared with HK$20,838 million in 2000.
- Borrowings are mainly denominated in US dollar, Japanese yen, Sterling and Euro, and are fully repayable by 2017 with 79% being at fixed rates of interest.
- Liquid funds, 83% of which are denominated in US dollar, decreased by 11.6% to HK$9,764 million.
- Net borrowings increased by 44.4% to HK$14,278 million.
- The Group's shareholders' funds decreased by 4.6% to HK$31,308 million.
- Net debt/equity ratio increased from 0.30 times to 0.46 times.

FINANCIAL RISK MANAGEMENT POLICY

- In the normal course of business, the Group is exposed to fluctuations in foreign currencies, interest rates and jet fuel prices.
- These exposures are managed, sometimes with the use of derivative financial instruments, by the Treasury Department of Cathay Pacific in accordance with the Group's approved policies and parameters.
- Derivative financial instruments are used solely for financial risk management purposes and the Group does not hold or issue derivative financial instruments for trading purposes.
- Derivative financial instruments which constitute a hedge do not expose the Group to market risk since any change in their market value will be offset by a compensating change in the

Group net debt and equity


HK$ million
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Times
0.6
0.5
0.4
0.3
0.2
0.1
0
97
98
99
00
01
Shareholders' funds
Net borrowings
Net debt/equity ratio

Group maturity profile by currency: borrowings


HK$ million
12,000
11,000
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
AUD
CAD
EUR
GBP
HKD
JPY
USD
Others
Within 1 year
Between 1-2 years
Between 2-5 years
Over 5 years

Others include KRW, NZD, SGD and TWD.

market value of the asset, liability or transaction being hedged.

- ▷ Exposure to foreign currencies, interest rates and jet fuel price movements are regularly reviewed and positions are amended in compliance with internal guidelines and limits.
- ▷ To manage credit risk, transactions are only carried out with financial institutions of high repute and all counterparties are subject to prescribed trading limits which are regularly reviewed. Risk exposures are monitored regularly by reference to market values.

MANAGEMENT OF CURRENCY AND INTEREST RATE EXPOSURES

- ▷ As an international airline, the Group's revenue streams are denominated in a number of foreign currencies resulting in exposure to foreign exchange fluctuations.
- ▷ To manage this exposure assets are, where possible, financed in those foreign currencies in which net operating surpluses are anticipated, thus establishing a natural hedge. In addition, the Group uses currency derivatives to reduce anticipated foreign currency surpluses.
- ▷ The use of foreign currency borrowings and currency derivatives to hedge future operating revenues is a key component of the financial risk management process, as exchange differences realised on the repayment of financial commitments are effectively matched by the change in value of the foreign currency earnings used to make those repayments.
- ▷ Derivative financial instruments are used to manage the interest rate profile of the foreign currency commitments.

Cathay Pacific: fuel hedging


US cents per American gallon
American gallon in million
80
70
60
50
40
30
20
180
150
120
90
60
30
0
1H2002
2H2002
1H2003
2H2003
1H2004
2H2004
Effective into wing fuel price
Volume hedged

Group interest rate profile: borrowings


%
100
80
60
40
20
0
97
98
99
00
01
Floating
Fixed

FINANCIAL REVIEW

VALUE ADDED

The following table summarises the distribution of the Group's value added in 2000 and 2001.

	2001 HK$M	2000 HK$M
Total revenue	**30,436**	34,523
Less: Purchases of goods and services	**(17,716)**	(17,429)
Other costs	**(435)**	(804)
Value added by the Group	**12,285**	16,290
Add: Income from unlisted investments	**64**	42
Surplus on sales of investments	**452**	–
Share of profits of associated companies	**153**	245
Total value added available for distribution	**12,954**	16,577
Applied as follows:		
To employees		
– Salaries and other staff costs	**7,629**	7,482
To government		
– Corporation taxes	**171**	199
To providers of capital		
– Dividends	**1,915**	1,585
– Minority interests	**42**	86
– Net finance charges	**571**	367
Retained for re-investment and future growth		
– Depreciation	**3,884**	3,438
– Retained (loss)/profit for the year	**(1,258)**	3,420
Total value added	**12,954**	16,577

- The Group value added reduced by HK$3,623 million mainly due to the decrease in revenue.
- Salaries and other staff costs grew by HK$147 million to HK$7,629 million.
- Dividends paid increased by HK$330 million while the amount retained for re-investment and future growth fell by HK$4,232 million.

DIRECTORS AND OFFICERS

EXECUTIVE DIRECTORS

James Hughes-Hallett, aged 52, has been a Director of Cathay Pacific Airways Limited ("the Company") since July 1998. He was appointed Chairman of the Board in June 1999. He is also Chairman of Swire Pacific Limited, Swire Properties Limited and John Swire & Sons (H.K.) Limited. He joined the Swire Group in April 1976 and in addition to Hong Kong he has worked for the Group in Japan, Taiwan and Australia.

Robert Atkinson, aged 48, has been Finance Director of the Company since June 1997. He joined the Swire Group in 1979 and in addition to Hong Kong has also worked for the Group in Japan, the United Kingdom and the United States of America. He is also a Director of AHK Air Hong Kong Limited.

Ken Barley, aged 57, has been Director Flight Operations since December 1996. He joined the Company as an aircrew member in 1979 and was previously employed by Air New Zealand after serving as an officer in the Royal Air Force.

Philip Chen, aged 46, has been Director and Chief Operating Officer since 1st July 1998 and was previously Deputy Managing Director. He is also a Director of John Swire & Sons (H.K.) Limited. He joined the Swire Group in 1977.

Derek Cridland, aged 56, has been Engineering Director since April 1998. He joined the Company in 1982 and was previously employed by International Civil Aviation Organisation and British Airways. He is also a Director of Hong Kong Aircraft Engineering Company Limited, AHK Air Hong Kong Limited, Hong Kong Aero Engine Services Limited and Associated Engineers Limited.

David Turnbull, aged 46, has been a Director of the Company since January 1994. He has been Deputy Chairman and Chief Executive since 1st July 1998 and was previously Managing Director. He is also Chairman of Hong Kong Aircraft Engineering Company Limited and a Director of Swire Pacific Limited and John Swire & Sons (H.K.) Limited. He joined the Swire Group in 1976.

Tony Tyler, aged 46, has been Director Corporate Development since December 1996 and was previously Director Service Delivery. He is also a Director of John Swire & Sons (H.K.) Limited, Hong Kong Aircraft Engineering Company Limited and Hong Kong Dragon Airlines Limited and the Chairman of AHK Air Hong Kong Limited. He joined the Swire Group in 1977 and has worked in Australia, the Philippines, Canada, Japan and Europe.

NON-EXECUTIVE DIRECTORS

Robert Adams, aged 58, has been a Director of the Company since July 1996. He is an Executive Director of CITIC Pacific Limited.

Martin Cubbon, aged 44, has been a Director of the Company since September 1998. He is also Finance Director of Swire Pacific Limited, a Director of John Swire & Sons (H.K.) Limited and Swire Properties Limited. He joined the Swire Group in 1986.

Henry Fan, aged 53, has been a Director of the Company since October 1992 except for the period from March to June 1996. He was appointed Deputy Chairman in January 1997. He is Managing Director of CITIC Pacific Limited.

Vernon Moore*, aged 55, has been a Director of the Company since October 1992 except for the period from March to June 1996. He is Deputy Managing Director of CITIC Pacific Limited.

Sir Adrian Swire, aged 70, is Chairman of John Swire & Sons Limited. He has been a Director of the Company since June 1965 and is also a Director of Swire Pacific Limited, John Swire & Sons (H.K.) Limited and HSBC Holdings plc.

NON-EXECUTIVE DIRECTORS *(CONTINUED)*

Raymond Yuen, aged 56, has been a Director of the Company since September 1998. He is General Manager, China Affairs for the airline and is also a Director of John Swire & Sons (H.K.) Limited and Hong Kong Dragon Airlines Limited. He joined the Swire Group in 1982.

Carl Yung, aged 33, has been a Director of the Company since March 1997. He is an Executive Director of CITIC Pacific Limited and is also a Director of other companies concerned with infrastructure projects in the PRC. He joined CITIC Pacific Limited in 1993.

Zhang Xianlin, aged 48, has been a Director of the Company since August 1997. He is a Director of China National Aviation Corporation (Group) Limited and Hong Kong Dragon Airlines Limited.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Lee Hon Chiu*, GBS, aged 73, has been a Director of the Company since January 1989. He is a Director of China Unicom Limited, Hang Seng Bank Limited, The Hong Kong & China Gas Company Limited and a number of other companies.

Raymond Or*, aged 52, has been a Director of the Company since February 2000. He is General Manager of The Hongkong and Shanghai Banking Corporation Limited.

* *Member of the Audit Committee*

EXECUTIVE OFFICERS

James Barrington, aged 42, has been Director Sales and Marketing since March 2000. He joined the Swire Group in 1982.

William Chau, aged 48, has been Director Personnel since May 2000. He joined the Swire Group in 1973.

Robert Cutler, aged 48, has been Director Service Delivery since December 1996. He joined the Swire Group in 1975.

Augustus Tang, aged 43, has been Director Corporate Planning since May 2000. He joined the Swire Group in 1982.

SECRETARY

Paul Moore, aged 44, has been Company Secretary since October 1997. He joined the Swire Group in 1989 and has worked with the Group in Hong Kong and Japan.

DIRECTORS' REPORT

We submit our report and the audited accounts for the year ended 31st December 2001 which are on pages 27 to 61.

ACTIVITIES

The Cathay Pacific Group ("the Group") is predominantly managed and controlled in Hong Kong. As well as operating scheduled airline services, the Group is engaged in other related areas including airline catering, aircraft handling and engineering. The airline operations are principally to and from Hong Kong, which is where most of the Group's other activities are also carried out. Details are set out in note 2 to the accounts.

Details of principal subsidiary companies, their main areas of operation and particulars of their issued capital, and details of principal associated companies are listed on pages 60 and 61.

ACCOUNTS

The profit of the Group for the year ended 31st December 2001 and the state of affairs of the Company and the Group at that date are set out in the accounts on pages 31 to 61.

DIVIDENDS

We recommend the payment of a final dividend of HK¢5 per share for the year ended 31st December 2001. Together with the interim dividend of HK¢12.5 per share paid on 3rd October 2001, this makes a total dividend for the year of HK¢17.5 per share. This represents a total distribution for the year of HK$582 million. Subject to shareholders' approval of the final dividend at the Annual General Meeting on 15th May 2002, payment of the dividend will be on 3rd June 2002 to shareholders registered on 15th May 2002. The shareholders' register will be closed from 10th May 2002 to 15th May 2002, both dates inclusive.

RESERVES

Movements in the reserves of the Group and the Company during the year are set out in note 22 to the accounts.

ACCOUNTING POLICIES

The principal accounting policies of the Group are set out on pages 27 to 30. A statement of the reasons for a departure from the standard accounting practices laid down by the Hong Kong Society of Accountants is set out in principal accounting policy 4.

DONATIONS

During the year, the Company and its subsidiary companies made charitable donations amounting to HK$4 million in direct payments and a further HK$6 million in the form of discounts on airline travel.

FIXED ASSETS

Movements of fixed assets are shown in note 11 to the accounts. Details of aircraft acquisitions and disposals are set out on page 5.

BANK AND OTHER BORROWINGS

The net bank loans, overdrafts and other borrowings, including obligations under finance leases, of the Company and its subsidiary companies are shown in notes 16 and 20 to the accounts.

SHARE CAPITAL

During the year under review, the Company made the following purchases of its shares on The Stock Exchange of Hong Kong Limited ("The Stock Exchange"). These purchases were made for the benefit of the Company and shareholders taking into account relevant factors and circumstances at the time. All the shares purchased were cancelled.

DIRECTORS' REPORT

Month	Number Purchased	Highest Price Paid HK$	Lowest Price Paid HK$	Total Paid HK$
January	17,300,000	14.00	12.10	214,228,178
February	3,700,000	12.55	12.25	45,990,507
Total	21,000,000	14.00	12.10	260,218,685

At 31st December 2001, 3,329,817,848 shares were in issue (31st December 2000: 3,350,621,848 shares).

The Company adopted a share option scheme ("the Scheme") on 10th March 1999 for the purpose of providing flight deck crew of the Group with the incentive to contribute towards the Company's results. All participants of the Scheme were flight deck crew of the Group who paid HK$1 each in acceptance of their share options and were granted options to subscribe for shares of the Company at a price not less than the higher of 80% of the average of the closing prices of the Company's shares on The Stock Exchange on the 5 trading days immediately preceding the date of grant, and the nominal value of the shares. The maximum number of shares available for issue under the Scheme is 10% of the issued share capital of the Company. The entitlement of each participant has not exceeded 0.32% of the maximum aggregate number of shares in respect of which options have been granted under the Scheme.

Options to subscribe for a total of 68,317,000 shares at the exercise price of HK$7.47 ("the Exercise Price") per share were granted under the Scheme on the date of grant 15th March 1999. Other than in limited circumstances, the options in relation to 50% of the shares will become exercisable on 15th March 2002, and the balance on 15th March 2004. The options will, except in limited circumstances, be exercisable until 14th March 2009.

During the year under review, 196,000 options were exercised at the Exercise Price (with HK$10.81 being the weighted average closing share price immediately before the dates on which the options were exercised), 640,000 options at the Exercise Price lapsed, no option was granted under the Scheme and the Company received HK$1,464,120 in total for the share options exercised. Options to subscribe for 67,134,000 shares (31st December 2000: 67,970,000 shares) were outstanding as at 31st December 2001.

COMMITMENTS AND CONTINGENCIES

The details of capital commitments and contingent liabilities of the Group as at 31st December 2001 are set out in note 32 to the accounts.

AGREEMENT FOR SERVICES

Under an agreement between the 2 parties, the Company reimburses costs and pays fees to John Swire & Sons Limited in exchange for services provided. This agreement can be terminated by either party giving not less than 12 months' notice to take effect on 31st December 2003 or 31st December in any subsequent year. As a director and shareholder of John Swire & Sons Limited, Sir Adrian Swire is interested in this agreement. Edward Scott and Peter Sutch were similarly interested in these capacities.

SIGNIFICANT CONTRACTS

Contracts between the Company and HAECO for the maintenance and overhaul of aircraft and related equipment accounted for approximately 2.8% of the airline's operating costs in 2001. Like the Company, HAECO is an associated company of Swire Pacific Limited; all contracts have been concluded on normal commercial terms in the ordinary course of the business of both parties.

DISPOSAL OF ASSETS

During the year under review, the Group's indirect interest in Equant N.V. was disposed of in exchange for an indirect interest in France Telecom S.A. Details are set out in note 5 to the accounts.

CONNECTED TRANSACTION

The following were connected transactions under the Listing Rules (Main Board) of The Stock Exchange.

On 25th February 2002, Maplebeck Limited, a wholly-owned subsidiary of the Company, acquired from Stabilo Limited, a subsidiary of Shun Tak Holdings Limited ("Shun Tak"), their 25% interest in AHK Air Hong Kong Limited ("AHK") for an aggregate consideration of HK$194,000,000. AHK operates air cargo transportation services to Japan, Korea, Europe and the Middle East. After the transaction, AHK became a wholly-owned subsidiary of the Company.

The Directors of the Company, including the independent non-executive Directors, confirmed that the consideration and the terms of the Agreement were fair and reasonable and were of the best interests for the Shareholders.

In order to facilitate cash management, interest-free loans were made by AHK to its shareholders, being the Company (75%) and Stabilo Limited (25%), amounting to HK$60 million and HK$20 million respectively on 16th October 2000. HK$40 million of the loans were repaid proportionally by AHK's shareholders on 24th September 2001 with the balance being fully repaid on 8th February 2002.

Shun Tak was a connected person of the Company as it had a 25% interest in the Company's subsidiary AHK. Stanley Ho and Andrew Tse, who were directors and shareholders of Shun Tak and Stabilo Limited, were connected persons of the Company because they were directors of AHK.

MAJOR CUSTOMERS AND SUPPLIERS

6.3% of sales and 28.6% of purchases during the year were attributable to the Group's 5 largest customers and suppliers respectively. 1.8% of sales were made to the Group's largest customer while 9.3% of purchases were made from the Group's largest supplier. HAECO is one of the Group's largest suppliers.

DIRECTORS

All the present Directors of the Company whose names are listed on pages 20 to 21 served throughout the year. In addition, Peter Sutch and Edward Scott also served as Directors of the Company during the year. Peter Sutch resigned on 8th August 2001. It is with sadness that the Directors report the death of Edward Scott on 29th January 2002 and of Peter Sutch on 6th March 2002.

During the year, Peter Lee served as alternate director to H.C. Lee. Tony Tyler served as alternate director to Edward Scott until 29th January 2002.

Article 93 of the Company's Articles of Association provides for all the Directors to retire at the third Annual General Meeting following their election by ordinary resolution. In accordance therewith, Martin Cubbon, James Hughes-Hallett, Sir Adrian Swire and Raymond Yuen retire this year and being eligible, offer themselves for re-election.

No Director has a service contract with the Company which is not determinable by the employer within 1 year without payment of compensation (other than statutory compensation).

Directors' fees paid to the independent non-executive Directors during the year totalled HK$180,000; they received no other emoluments from the Company or any of its subsidiaries.

CORPORATE GOVERNANCE

The Company has complied throughout the year with the Code of Best Practice as set out in the Listing Rules (Main Board) of The Stock Exchange.

DIRECTORS' INTERESTS

At 31st December 2001, the register maintained under Section 29 of the Securities (Disclosures of Interests) Ordinance ("SDI") showed that Directors held the following beneficial interests in the shares of the Company:

DIRECTORS' REPORT

DIRECTORS' INTERESTS *(CONTINUED)*

	Shares			
	Personal	Family	Other	Total
Philip Chen	9,000	–	–	9,000
Derek Cridland	17,000	–	–	17,000
James Hughes-Hallett	12,000	–	–	12,000
Tony Tyler	5,000	–	–	5,000
Raymond Yuen	9,000	–	–	9,000

Neither during nor prior to the year under review, has any right been granted to, or exercised by, any Director of the Company, or to or by the spouse or minor children of any Director, to subscribe for shares, warrants or debentures of the Company.

Other than as stated above, no Director of the Company held any interest, whether beneficial or non-beneficial, in the share capital or warrants of the Company or any of its associated corporations (within the meaning of the SDI).

At no time during the year did any Director, other than as stated in this report, have a beneficial interest, whether directly or indirectly, in a contract to which the Company, or any of its associated corporations, was a party which was of significance and in which the Director's interest was material.

At no time during the year was the Company or any of its associated corporations, a party to any arrangements to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

SUBSTANTIAL SHAREHOLDERS

The register of substantial shareholders maintained under Section 16(1) of the SDI shows that at 31st December 2001 the Company had been notified of the following interests, being 10% or more of the Company's issued share capital. These interests are in addition to those disclosed above in respect of the Directors.

			Remarks
1. John Swire & Sons Limited	1,526,606,246		
2. Swire Pacific Limited	1,526,606,246	)	Duplications of John Swire
3. John Swire & Sons (H.K.) Limited	1,526,606,246	)	& Sons Limited's holding
4. CITIC Pacific Limited	859,353,462		
5. Super Supreme Company Limited	787,753,462	)	Duplication of CITIC Pacific
	6,226,925,662		Limited's holding
Less: Duplications	3,840,965,954		
	2,385,959,708		

AUDITORS

KPMG retire and, being eligible, offer themselves for re-appointment. A resolution for the re-appointment of KPMG as Auditors to the Company is to be proposed at the forthcoming Annual General Meeting.

By order of the Board

James Hughes-Hallett
Chairman
Hong Kong, 6th March 2002

AUDITORS' REPORT

To the shareholders of Cathay Pacific Airways Limited (Incorporated in Hong Kong with limited liability)

We have audited the accounts on pages 27 to 61 which have been prepared in accordance with accounting principles generally accepted in Hong Kong, save as explained in accounting policy 4 on page 27.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Hong Kong Companies Ordinance requires the Directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 31st December 2001 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants
Hong Kong, 6th March 2002

PRINCIPAL ACCOUNTING POLICIES

1. BASIS OF ACCOUNTING

The accounts have been prepared in accordance with Statements of Standard Accounting Practice ("HK SSAPs") and Interpretations issued by the Hong Kong Society of Accountants ("HKSA") with the exception of the recognition of certain exchange differences as explained in accounting policy 4 below.

2. BASIS OF CONSOLIDATION

The consolidated accounts of the Group incorporate the accounts of the Company and its subsidiary companies made up to 31st December together with the Group's share of the results and net assets of its associated companies.

The results of subsidiary companies are included in the consolidated profit and loss account and the share attributable to minority interests is deducted from consolidated profit after taxation. Where interests have been bought or sold during the year only those results relating to the period of ownership are included in the accounts.

Goodwill arising on consolidation represents the excess of the cost of subsidiary and associated companies over the fair value of the Group's share of the net assets at the date of acquisition. The Group recognises goodwill arising on consolidation as an intangible asset and amortises it on a straight line basis over its estimated useful economic life not exceeding a period of 20 years.

The carrying amount of goodwill is reviewed annually and is written down if any impairment arises. On disposal of a subsidiary or associated company, the unamortised goodwill is included in the calculation of any gain or loss.

Minority interests in the consolidated balance sheet comprise the outside shareholders' proportion of the net assets of subsidiary companies.

In the Company's balance sheet investments in subsidiary companies are stated at cost less any impairment loss recognised. The results of subsidiary companies are accounted for by the Company on the basis of dividends received and receivable.

3. ASSOCIATED COMPANIES

Associated companies are those companies, not being subsidiary companies, in which the Group holds a substantial long-term interest in the equity share capital and over which the Group is in a position to exercise significant management influence.

The consolidated profit and loss account includes the Group's share of results of associated companies as reported in their accounts made up to 31st December. In the consolidated balance sheet investments in associated companies represent the Group's share of net assets.

In the Company's balance sheet investments in associated companies are stated at cost less any impairment loss recognised and loans to those companies.

4. FOREIGN CURRENCIES

Foreign currency transactions entered into during the year are translated into Hong Kong dollars at the market rates ruling at the relevant transaction dates whilst the following items are translated at the rates ruling at the balance sheet date:

(i) foreign currency denominated monetary assets and liabilities (including currency derivatives).

(ii) the balance sheets of foreign subsidiary and associated companies.

4. **FOREIGN CURRENCIES** *(CONTINUED)*

Exchange differences arising on the translation of foreign currencies into Hong Kong dollars are reflected in the profit and loss account except that:

(i) to reduce exposure to exchange rate fluctuations on future operating cash flows the Group arranges borrowings and leasing obligations in foreign currencies such that repayment can be met by anticipated operating cash flows. In addition the Group takes out currency derivatives to hedge anticipated cash flows. Any unrealised exchange differences on these borrowings, leasing obligations, currency derivatives and on related security deposits are recognised directly in equity via the statement of recognised gains and losses. These exchange differences are included in the profit and loss account as an adjustment to revenue in the same period or periods during which the hedged transaction affects the net profit and loss.

Although this complies with International Accounting Standards it does not comply with HK SSAP 11 which requires that all such exchange differences are charged to the profit and loss account immediately. The effect of this departure from HK SSAP 11 is set out in note 22 to the accounts.

(ii) unrealised differences on net investments in foreign subsidiary and associated companies (including intra-Group balances of an equity nature) and related long-term liabilities are taken directly to reserves.

The treatment of exchange differences on foreign currency operating cash flow hedges is supported by that element of International Accounting Standards which deals with accounting for hedge transactions. In the opinion of the Directors this treatment fairly reflects the effects of the Group's foreign currency cash flow hedge arrangements. The matching of foreign currency cash flows is a key risk management tool for the Group's airline operations. The appropriateness of continuing this treatment is assessed regularly, taking into consideration the latest operating cash flow projections of each currency. The Directors consider that the immediate recognition of all such exchange fluctuations in the profit and loss account could materially distort year-on-year results and conclude that the adopted treatment gives a true and fair view of the financial position, financial performance and cash flow of the Group.

5. **FIXED ASSETS AND DEPRECIATION**

Fixed assets are stated at cost less accumulated depreciation and impairment.

Depreciation of fixed assets is calculated on a straight line basis to write down cost over anticipated useful lives to estimated residual values as follows:

Aircraft and related equipment	over 20 years to residual value of between 0% to 10% of cost.
Other equipment	over 3 to 7 years to nil residual value.
Leasehold land and buildings	over the period of the lease to nil residual value.

Major modifications to aircraft and reconfiguration costs are capitalised as part of aircraft cost and are depreciated over periods of up to 10 years.

The Group's depreciation policy and the carrying amount of fixed assets are reviewed annually taking into consideration factors such as changes in fleet composition, current and forecast market prices and technical factors which affect the life expectancy of the assets. Any impairment in value is recognised by writing down the carrying amount to estimated recoverable amount which is the higher of the value in use (the present value of future cash flows) and the net selling price.

6. LEASED ASSETS

Fixed assets held under lease agreements that give rights equivalent to ownership are treated as if they had been purchased outright at fair market value and the corresponding liabilities to the lessor, net of interest charges, are included as obligations under finance leases.

Amounts payable in respect of finance leases are apportioned between interest charges and reductions of obligations based on the interest rates implicit in the leases.

Operating lease payments and income are charged and credited respectively to the profit and loss account on a straight line basis over the life of the related lease.

7. DEFEASANCE OF LONG-TERM LIABILITIES

Where long-term liabilities have been defeased by the placement of security deposits, those liabilities and deposits (and income and charge arising therefrom) are netted off, in order to reflect the overall commercial effect of the arrangements. Such netting off has been effected where a right is held to insist on net settlement of the liability and deposit including in all situations of default and where that right is assured beyond doubt.

8. INTANGIBLE ASSETS

Intangible assets comprise goodwill and expenditure on computer system development. The accounting policy for goodwill is outlined in accounting policy 2 on page 27.

Expenditure on computer system development which gives rise to economic benefits is capitalised as part of intangible assets and is amortised on a straight line basis over its useful life not exceeding a period of 4 years.

9. INVESTMENTS

Long-term investments are stated at fair value and any change in fair value is recognised in the investment revaluation reserve. On disposal or if there is evidence that the investment is impaired, the cumulative gain or loss on the investment is transferred from the investment revaluation reserve to the profit and loss account.

10. STOCK

Stock held for consumption is valued at weighted average cost less any applicable allowance for obsolescence. Stock held for disposal is stated at the lower of cost and net realisable value. Net realisable value represents estimated resale price.

11. FUNDS WITH INVESTMENT MANAGERS AND OTHER LIQUID INVESTMENTS

Funds with investment managers and other liquid investments are valued on a mark to market basis and any gain or loss arising from the revaluation is taken to the profit and loss account.

Cash deposits and notes placed in respect of certain leasing and financing arrangements are stated at cost while other investments purchased to meet future leasing obligation repayments are stated at amortised cost.

12. FUEL PRICE DERIVATIVES

The Group uses fuel derivatives to reduce its exposure to fluctuating fuel costs. Gains and losses on these instruments are recognised upon contract expiry as a component of fuel expense during the period the related fuel is used.

13. DEFERRED TAXATION

Provision is made for deferred taxation using the liability method for all timing differences.

In addition, where initial cash benefits have been received in respect of certain lease arrangements, provision is made for the future obligation to make taxation payments on behalf of the lessors.

14. MAINTENANCE AND OVERHAUL COSTS

Replacement spares and labour costs for maintenance and overhaul of aircraft are charged to the profit and loss account on consumption and as incurred respectively.

15. REVENUE RECOGNITION

Passenger and cargo ticket sales are recognised as revenue when the transportation service is provided. The value of unflown passenger and cargo sales is recorded as unearned transportation revenue. Income from catering and other services is recognised when the services are rendered.

16. RETIREMENT BENEFITS

Arrangements for staff retirement benefits vary from country to country and are made in accordance with local regulations and customs. The significant plans are defined benefit retirement plans and are valued every year using a prospective actuarial valuation method. The Group profit and loss account is charged each year with actuarially determined contributions based on such valuation.

17. FREQUENT-FLYER PROGRAMME

The Group operates a frequent-flyer programme called Asia Miles through a wholly-owned subsidiary company. The incremental cost of providing travel in exchange for redemption of miles earned by members is accrued in the accounts as an operating cost and a future liability after allowing for miles which are not expected to be redeemed. As members redeem awards the incremental liability is reduced to reflect the release of the outstanding obligations.

18. RELATED PARTIES

For the purposes of these accounts parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or entities.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

for the year ended 31st December 2001

	Note	2001 HK$M	2000 HK$M	2001 US$M	2000 US$M
Turnover					
Passenger services		**20,580**	22,878	**2,638**	2,933
Cargo services		**8,343**	10,136	**1,070**	1,299
Catering and other services		**1,513**	1,509	**194**	194
Total turnover	2	**30,436**	34,523	**3,902**	4,426
Expenses					
Staff		**(7,629)**	(7,482)	**(978)**	(959)
Route		**(6,698)**	(6,756)	**(858)**	(866)
Fuel		**(5,313)**	(5,770)	**(681)**	(740)
Aircraft maintenance		**(3,234)**	(2,920)	**(415)**	(375)
Depreciation and operating leases		**(4,968)**	(4,244)	**(637)**	(544)
Commissions		**(539)**	(719)	**(69)**	(92)
Others		**(1,223)**	(1,343)	**(157)**	(172)
Operating expenses		**(29,604)**	(29,234)	**(3,795)**	(3,748)
Operating profit	3	**832**	5,289	**107**	678
Finance charges		**(2,668)**	(2,731)	**(342)**	(350)
Finance income		**2,097**	2,364	**269**	303
Net finance charges	4	**(571)**	(367)	**(73)**	(47)
Profit on sale of investments	5	**452**	–	**58**	–
Share of profits of associated companies	14	**188**	279	**24**	36
Profit before taxation		**901**	5,201	**116**	667
Taxation	6	**(202)**	(110)	**(26)**	(14)
Profit after taxation		**699**	5,091	**90**	653
Minority interests		**(42)**	(86)	**(6)**	(11)
Profit attributable to shareholders	7	**657**	5,005	**84**	642
Dividends	8	**(1,915)**	(1,585)	**(246)**	(203)
Retained (loss)/profit for the year	9	**(1,258)**	3,420	**(162)**	439
Basic earnings per share	10	**19.7¢**	148.4¢	**2.5¢**	19.0¢
Diluted earnings per share	10	**19.6¢**	147.0¢	**2.5¢**	18.8¢

The US$ figures are for information only and are translated at HK$7.8.

The notes on pages 36 to 61 form part of these accounts.

CONSOLIDATED BALANCE SHEET

at 31st December 2001

	Note	2001 HK$M	2000 HK$M	2001 US$M	2000 US$M
ASSETS AND LIABILITIES					
Non-current assets and liabilities					
Fixed assets	11	51,660	48,548	6,623	6,224
Intangible assets	12	454	411	58	53
Investments in associated companies	14	1,590	1,532	204	196
Other long-term receivables and investments	15	1,575	2,224	202	285
		55,279	52,715	7,087	6,758
Long-term liabilities		(39,208)	(36,863)	(5,027)	(4,726)
Related pledged security deposits		17,194	17,808	2,205	2,283
Net long-term liabilities	16	(22,014)	(19,055)	(2,822)	(2,443)
Deferred taxation	17	(7,836)	(7,146)	(1,005)	(916)
		(29,850)	(26,201)	(3,827)	(3,359)
Net non-current assets		25,429	26,514	3,260	3,399
Current assets and liabilities					
Stock		587	647	75	83
Trade and other receivables	18	4,778	5,006	613	642
Liquid funds	19	9,764	11,040	1,252	1,415
		15,129	16,693	1,940	2,140
Current portion of long-term liabilities		(3,241)	(2,918)	(416)	(374)
Related pledged security deposits		1,231	1,135	158	146
Net current portion of long-term liabilities	16	(2,010)	(1,783)	(258)	(228)
Trade and other payables	20	(4,556)	(5,619)	(584)	(720)
Unearned transportation revenue		(1,965)	(2,254)	(252)	(289)
Taxation		(626)	(620)	(80)	(80)
		(9,157)	(10,276)	(1,174)	(1,317)
Net current assets		5,972	6,417	766	823
Total assets less current and non-current liabilities		31,401	32,931	4,026	4,222
Minority interests		(93)	(99)	(12)	(13)
Net assets		31,308	32,832	4,014	4,209
CAPITAL AND RESERVES					
Share capital	21	666	670	85	86
Reserves	22	30,642	32,162	3,929	4,123
Shareholders' funds		31,308	32,832	4,014	4,209

The US$ figures are for information only and are translated at HK$7.8.

James Hughes-Hallett
Director

Henry Fan
Director

Hong Kong, 6th March 2002

The notes on pages 36 to 61 form part of these accounts.

COMPANY BALANCE SHEET

at 31st December 2001

	Note	2001 HK$M	2000 HK$M	2001 US$M	2000 US$M
ASSETS AND LIABILITIES					
Non-current assets and liabilities					
Fixed assets	11	**44,635**	38,873	**5,722**	4,984
Intangible assets	12	**293**	229	**38**	29
Investments in subsidiary companies	13	**13,963**	21,377	**1,790**	2,741
Investments in associated companies	14	**76**	76	**10**	10
Other long-term receivables and investments	15	**1,361**	1,956	**174**	251
		60,328	62,511	**7,734**	8,015
Long-term liabilities		**(36,261)**	(32,862)	**(4,649)**	(4,213)
Related pledged security deposits		**8,260**	6,578	**1,059**	843
Net long-term liabilities	16	**(28,001)**	(26,284)	**(3,590)**	(3,370)
Deferred taxation	17	**(7,707)**	(7,026)	**(988)**	(901)
		(35,708)	(33,310)	**(4,578)**	(4,271)
Net non-current assets		**24,620**	29,201	**3,156**	3,744
Current assets and liabilities					
Stock		**575**	635	**74**	81
Trade and other receivables	18	**4,302**	4,303	**552**	552
Liquid funds	19	**2,852**	1,364	**366**	175
		7,729	6,302	**992**	808
Current portion of long-term liabilities		**(2,907)**	(2,751)	**(373)**	(353)
Related pledged security deposits		**218**	76	**28**	10
Net current portion of long-term liabilities	16	**(2,689)**	(2,675)	**(345)**	(343)
Trade and other payables	20	**(5,538)**	(6,152)	**(710)**	(789)
Unearned transportation revenue		**(1,965)**	(2,254)	**(252)**	(289)
Taxation		**(599)**	(584)	**(77)**	(75)
		(10,791)	(11,665)	**(1,384)**	(1,496)
Net current liabilities		**(3,062)**	(5,363)	**(392)**	(688)
Net assets		**21,558**	23,838	**2,764**	3,056
CAPITAL AND RESERVES					
Share capital	21	**666**	670	**85**	86
Reserves	22	**20,892**	23,168	**2,679**	2,970
Shareholders' funds		**21,558**	23,838	**2,764**	3,056

The US$ figures are for information only and are translated at HK$7.8.

James Hughes-Hallett
Director

Henry Fan
Director

Hong Kong, 6th March 2002

The notes on pages 36 to 61 form part of these accounts.

CONSOLIDATED CASH FLOW STATEMENT

for the year ended 31st December 2001

	Note	2001 HK$M	2000 HK$M	2001 US$M	2000 US$M
Net cash inflow from operating activities	23	**4,613**	8,284	**591**	1,062
Returns on investments and servicing of finance					
Interest received		**139**	192	**18**	24
Dividends received from associated companies		**77**	65	**10**	8
Net interest paid		**(1,250)**	(1,326)	**(160)**	(170)
Dividends paid – to shareholders	8	**(1,915)**	(1,585)	**(246)**	(203)
– to minority interests	24	**(48)**	(73)	**(6)**	(9)
Net cash outflow from returns on investments and servicing of finance		**(2,997)**	(2,727)	**(384)**	(350)
Tax paid		**(348)**	(282)	**(45)**	(36)
Investing activities					
Sales of fixed assets		**105**	353	**13**	45
Payments for fixed and intangible assets		**(7,305)**	(4,307)	**(936)**	(553)
Net decrease/(increase) in long-term receivables and investments		**48**	(32)	**6**	(4)
Receipts from disposal of an associated company		**–**	22	**–**	3
Sales of funds with investment managers		**2,105**	1,105	**270**	142
Sales/(purchase) of other liquid investments		**934**	(366)	**120**	(47)
Net decrease/(increase) in short-term deposits maturing beyond three months		**81**	(3)	**10**	–
Repayment of loans from associated companies		**4**	6	**1**	1
Net cash outflow from investing activities		**(4,028)**	(3,222)	**(516)**	(413)
Net cash (outflow)/inflow before financing		**(2,760)**	2,053	**(354)**	263
Financing					
New financing	24	**7,970**	1,569	**1,021**	201
Purchases of bonds and security deposits placed	24	**(2,640)**	(2,068)	**(338)**	(265)
Loan and finance lease repayments	24	**(1,897)**	(2,138)	**(243)**	(274)
Net cash benefit from financing arrangements		**1,008**	504	**129**	65
Shares repurchased and issued		**(259)**	(458)	**(33)**	(59)
Net cash inflow/(outflow) from financing		**4,182**	(2,591)	**536**	(332)
Increase/(decrease) in cash and cash equivalents		**1,422**	(538)	**182**	(69)
Cash and cash equivalents at 1st January		**1,187**	1,786	**152**	229
Effect of exchange differences		**(8)**	(61)	**(1)**	(8)
Cash and cash equivalents at 31st December	25	**2,601**	1,187	**333**	152

The US$ figures are for information only and are translated at HK$7.8.

The notes on pages 36 to 61 form part of these accounts.

CONSOLIDATED STATEMENT OF RECOGNISED GAINS AND LOSSES

for the year ended 31st December 2001

	2001 HK$M	2000 HK$M
Exchange differences on cash flow hedges		
– recognised during the year	**1,231**	1,648
– transferred to the profit and loss account	**(547)**	82
Revaluation (deficit)/surplus recognised during the year	**(226)**	11
Revaluation surplus transferred to the profit and loss account	**(452)**	–
Exchange differences on foreign investments	**(13)**	–
Net (losses)/gains not recognised in the profit and loss account	**(7)**	1,741
Profit attributable to shareholders	**657**	5,005
Total recognised gains	**650**	6,746

RECONCILIATION OF MOVEMENTS IN CONSOLIDATED SHAREHOLDERS' FUNDS

for the year ended 31st December 2001

	2001 HK$M	2000 HK$M
Shareholders' funds at 1st January – as previously reported		27,215
Prior period adjustment for dividend		914
Shareholders' funds at 1st January (2000: restated)	**32,832**	28,129
Total disclosed in statement of recognised gains and losses	**650**	6,746
Transactions with shareholders		
– Dividends paid (note 8)	**(1,915)**	(1,585)
– Payment for purchase of Company's shares	**(260)**	(461)
– Premium received from share options exercised	**1**	3
Shareholders' funds at 31st December	**31,308**	32,832

The notes on pages 36 to 61 form part of these accounts.

NOTES TO THE ACCOUNTS

1. NATURE OF OPERATIONS AND PRINCIPAL ACTIVITIES

The Cathay Pacific Group ("the Group") is predominantly managed and controlled in Hong Kong. As well as operating scheduled airline services, the Group is engaged in other related areas including airline catering, aircraft handling and engineering. The airline operations are principally to and from Hong Kong, which is where most of the Group's other activities are also carried out.

2. TURNOVER

Turnover comprises revenue from transportation services, airline catering and other services provided to third parties.

(a) Primary reporting by geographical segment

Turnover by origin of sale:

	2001 HK$M	2000 HK$M
North Asia		
– Hong Kong and Mainland China	10,956	12,676
– Japan, Korea and Taiwan	6,885	8,030
South East Asia and Middle East	3,710	3,938
Europe	3,685	3,991
Pacific and South Africa	5,200	5,888
	30,436	34,523

South East Asia and Middle East includes Singapore, Indonesia, Malaysia, Thailand, Indian sub-continent and Middle East. Europe includes Continental Europe, United Kingdom, Scandinavia, Russia, Baltic and Turkey. Pacific and South Africa includes U.S.A., Canada, Latin America, Australia, New Zealand, Fiji, Southern Africa and Mauritius.

Analysis of turnover and profit by geographical segment:

The analysis of turnover by origin of sale is derived by allocating revenue to the area in which the sale was made. Management considers that it is not meaningful to allocate cost on this basis and accordingly segment results are not disclosed.

Analysis of net assets by geographical segment:

The major revenue-earning asset of the Group is the aircraft fleet which is registered in Hong Kong and is employed across its worldwide route network. Management considers that there is no suitable basis for allocating such assets and related liabilities to geographical segments. Accordingly, segment assets, segment liabilities and other segment information is not disclosed.

NOTES TO THE ACCOUNTS – *PROFIT AND LOSS ACCOUNT*

2. TURNOVER *(CONTINUED)*

(b) Secondary reporting by business segment

	2001 HK$M	2000 HK$M
Revenue – external sales		
– Passenger services	**20,580**	22,878
– Cargo services	**8,343**	10,136
	28,923	33,014
Unallocated revenue		
– Catering and other services	**1,513**	1,509
	30,436	34,523

The Cathay Pacific Group is engaged in 2 main business segments: in passenger business through Cathay Pacific Airways Limited and in freight traffic ("Cargo") through Cathay Pacific Airways Limited and AHK Air Hong Kong Limited. Cathay Pacific catering services and other airline supporting services which supplement the Group's operating business are included in unallocated revenue.

Analysis of net assets by business segment:

The major revenue-earning asset of the Group is the aircraft fleet which is jointly used by the passenger services and cargo services segments. Management considers it is not appropriate to allocate such assets between the 2 segments as there is no suitable basis for so doing. Accordingly, analysis of net assets by business segment is not disclosed.

3. OPERATING PROFIT

Operating profit has been arrived at after charging/(crediting):

	2001 HK$M	2000 HK$M
Depreciation of fixed assets		
– Leased	**2,417**	2,014
– Owned	**1,467**	1,424
Amortisation of intangible assets	**111**	93
Operating lease rentals		
– Land and buildings	**339**	357
– Aircraft and related equipment	**753**	616
– Others	**41**	37
Operating lease income		
– Aircraft and related equipment	**(160)**	(297)
Cost of stock expensed	**1,281**	1,284
Exchange differences	**(100)**	166
Auditors' remuneration	**6**	6
Income from unlisted investments	**(64)**	(42)

4. NET FINANCE CHARGES

	2001 HK$M	2000 HK$M
Net interest charges		
– Obligations under finance leases	**2,471**	2,253
– Interest income on related security deposits, notes and bonds	**(1,410)**	(1,230)
	1,061	1,023
– Bank loans and overdrafts	**167**	445
– Interest income on related security deposits	**(10)**	(261)
	157	184
– Other loans and bonds wholly repayable within 5 years	**4**	7
– Other loans not wholly repayable within 5 years	**26**	26
	1,248	1,240
Income from liquid funds		
– Funds with investment managers	**(393)**	(494)
– Bank deposits and investments	**(284)**	(379)
	(677)	(873)
	571	367

Finance income and charges relating to defeasance arrangements have been netted off in the above figures.

5. PROFIT ON SALE OF INVESTMENTS

During the year, the Group's indirect interest in Equant N.V. was disposed of in exchange for an indirect interest in France Telecom S.A. and the mark to market gain previously recognised in equity has, in accordance with HK SSAP 24, been transferred to the profit and loss account.

6. TAXATION

The taxation charge comprises:

	2001 HK$M	2000 HK$M
The Company and its subsidiary companies		
– Hong Kong profits tax	**38**	32
– Overseas taxation	**133**	167
– Deferred taxation	**45**	(9)
– Over provision for prior years	**(49)**	(114)
	167	76
Associated companies		
– Hong Kong profits tax	**22**	20
– Overseas taxation	**13**	14
	202	110

NOTES TO THE ACCOUNTS – *PROFIT AND LOSS ACCOUNT*

6. TAXATION *(CONTINUED)*

Hong Kong profits tax is calculated at 16% (2000: 16%) on the estimated assessable profits for the year. Overseas taxation is calculated at rates of tax applicable in countries in which the Group is assessable for tax. Tax provisions are reviewed regularly to take into account changes in legislation, practice and status of negotiations.

7. PROFIT ATTRIBUTABLE TO SHAREHOLDERS

Of the profit attributable to the shareholders, a loss of HK$268 million (2000 profit: HK$3,804 million) has been dealt with in the accounts of the Company.

8. DIVIDENDS

	2001 HK$M	2000 HK$M
2000 final dividend of HK¢45 per share (1999 final dividend: HK¢27 per share)	**1,508**	914
2001 interim dividend of HK¢12.5 per share (2000 interim dividend: HK¢20 per share)	**416**	674
Dividends for purchased shares written back	**(9)**	(3)
	1,915	1,585

2000 final dividend of HK¢45 per share was proposed on 7th March 2001 and paid on 1st June 2001.

2001 interim dividend of HK¢12.5 per share was proposed on 8th August 2001 and paid on 3rd October 2001.

On 6th March 2002, the Board of Directors proposed a final dividend of HK¢5 per share for the year ended 31st December 2001.

9. RETAINED (LOSS)/PROFIT FOR THE YEAR

	2001 HK$M	2000 HK$M
(Loss)/profit for the year retained by		
– The Company	**(2,183)**	2,219
– Subsidiary companies	**849**	1,021
– Associated companies	**76**	180
	(1,258)	3,420

10. EARNINGS PER SHARE

Basic earnings per share and diluted earnings per share are calculated by dividing the profit attributable to shareholders of HK$657 million (2000: HK$5,005 million) by the daily weighted average number of shares in issue throughout the year of 3,331 million (2000: 3,372 million) shares and 3,349 million (2000: 3,404 million) shares respectively with the latter adjusted for the effects of the share options.

	2001 Million	2000 Million
Weighted average number of ordinary shares used in calculating basic earnings per share	**3,331**	3,372
Deemed issue of ordinary shares for no consideration	**18**	32
Weighted average number of ordinary shares used in calculating diluted earnings per share	**3,349**	3,404

NOTES TO THE ACCOUNTS – *BALANCE SHEETS*

11. FIXED ASSETS

	Aircraft and related equipment		Other equipment		Properties	
	Owned HK$M	Leased HK$M	Owned HK$M	Leased HK$M	HK$M	Total HK$M
Group						
Cost						
At 1st January 2001	15,523	43,133	2,584	551	6,329	68,120
Exchange differences	–	–	(2)	–	(1)	(3)
Additions	2,471	4,399	136	–	142	7,148
Disposals	(718)	–	(67)	–	–	(785)
Transfers	(35)	35	4	(4)	–	–
At 31st December 2001	17,241	47,567	2,655	547	6,470	74,480
Accumulated depreciation						
At 1st January 2001	6,026	11,314	1,447	166	619	19,572
Exchange differences	–	–	(1)	–	–	(1)
Charge for the year	1,007	2,393	216	24	244	3,884
Disposals	(572)	–	(63)	–	–	(635)
Transfers	1,697	(1,697)	3	(3)	–	–
At 31st December 2001	8,158	12,010	1,602	187	863	22,820
Net book value						
At 31st December 2001	9,083	35,557	1,053	360	5,607	51,660
At 1st January 2001	9,497	31,819	1,137	385	5,710	48,548
Company						
Cost						
At 1st January 2001	8,342	45,069	1,163	547	540	55,661
Additions	2,857	6,254	98	–	112	9,321
Disposals	(476)	–	(54)	–	–	(530)
Transfers	1,858	(1,858)	–	–	–	–
At 31st December 2001	12,581	49,465	1,207	547	652	64,452
Accumulated depreciation						
At 1st January 2001	3,646	11,791	995	163	193	16,788
Charge for the year	771	2,484	72	24	64	3,415
Disposals	(332)	–	(54)	–	–	(386)
Transfers	1,727	(1,727)	–	–	–	–
At 31st December 2001	5,812	12,548	1,013	187	257	19,817
Net book value						
At 31st December 2001	6,769	36,917	194	360	395	44,635
At 1st January 2001	4,696	33,278	168	384	347	38,873

NOTES TO THE ACCOUNTS – *BALANCE SHEETS*

11. FIXED ASSETS *(CONTINUED)*

(a) Finance leased assets

Certain aircraft are subject to leases with purchase options to be exercised by the Group at the end of the respective leases. The remaining lease terms range from 1 to 16 years. Some of the rent payments are on a floating basis which are generally linked to market rates of interest. All leases permit subleasing rights subject to appropriate consent from lessors. Early repayment penalties would be payable on some of the leases should they be terminated prior to their specified expiry dates.

(b) Leased out assets

As at 31st December 2001, 5 B747-300s (2000: 5 B747-300s and 2 B747-200s) and related equipment were leased to a third-party lessee on operating leases with lease terms of 5 years. These have been included under aircraft and related equipment as follows:

	2001 HK$M	2000 HK$M
Cost	**2,798**	3,327
Accumulated depreciation and impairment		
At 1st January	**2,412**	2,560
Charge for the year	**109**	304
At 31st December	**2,521**	2,864
Net book value	**277**	463

The future minimum lease payments receivable under these operating leases for each of the following periods are as follows:

	2001 HK$M	2000 HK$M
Within 1 year	**113**	98
After 1 year but within 5 years	**282**	15
	395	113

(c) Operating leased assets

Certain aircraft, properties and other equipment are under operating leases.

Under the operating lease arrangements for aircraft, the lease rentals are fixed and subleasing is not allowed. At 31st December 2001, the 2 B747-400s (2000: 2) and 4 A340-300s (2000: 3) all with purchase options, delivered and held under operating leases were not capitalised. The estimated capitalised value of these leases being the present value of the aggregate future lease payments is HK$1,222 million (2000: HK$563 million).

Operating leases for properties and other equipment are normally set with fixed rental payments with options to renew the leases upon expiry at new terms.

NOTES TO THE ACCOUNTS – *BALANCE SHEETS*

11. FIXED ASSETS *(CONTINUED)*

The future minimum lease payments payable under operating leases committed as at 31st December 2001 for each of the following periods are as follows:

	2001		2000	
	HK$M	HK$M	HK$M	HK$M
Aircraft and related equipment				
– within 1 year	440		551	
– after 1 year but within 5 years	1,937		2,080	
– after 5 years	206	2,583	473	3,104
Properties and other equipment				
– within 1 year	359		280	
– after 1 year but within 5 years	537		393	
– after 5 years	242	1,138	266	939
		3,721		4,043

(d) Advance payments are made to manufacturers for aircraft and related equipment to be delivered in future years. Advance payments included in owned aircraft and related equipment amount to HK$2 million (2000: HK$2,295 million) for the Group and HK$2 million (2000: HK$15 million) for the Company. No depreciation is provided on these advance payments.

(e) Due to an impairment in value a charge of HK$160 million against B747-200 freighters has been recognised in the year.

(f) Security, including charges over the assets concerned and relevant insurance policies, is provided to the leasing companies or other parties that provide the underlying finance.

(g) Properties held at 31st December 2001 include land held under medium-term leases in Hong Kong with a net book value of HK$1,658 million (2000: HK$1,695 million).

12. INTANGIBLE ASSETS

	Group			Company
	Goodwill HK$M	Computer systems HK$M	Total HK$M	Computer systems HK$M
Cost				
At 1st January 2001	312	406	718	381
Additions	–	157	157	156
Disposals	–	(4)	(4)	–
At 31st December 2001	312	559	871	537
Accumulated amortisation				
At 1st January 2001	139	168	307	152
Charge for the year	14	97	111	92
Disposals	–	(1)	(1)	–
At 31st December 2001	153	264	417	244
Net book value				
At 31st December 2001	159	295	454	293
At 1st January 2001	173	238	411	229

NOTES TO THE ACCOUNTS – *BALANCE SHEETS*

13. SUBSIDIARY COMPANIES

	Company	
	2001 HK$M	2000 HK$M
Unlisted shares at cost	**214**	214
Net amounts due (to)/from subsidiary companies		
– Loan accounts	**(14,945)**	(10,659)
– Current accounts	**4,201**	5,586
Other investments	**24,493**	26,236
	13,963	21,377

Principal subsidiary companies are listed on page 60.

14. ASSOCIATED COMPANIES

	Group		Company	
	2001 HK$M	2000 HK$M	2001 HK$M	2000 HK$M
Hong Kong listed shares at cost (Market value: HK$548 million, 2000: HK$630 million)	**–**	–	**52**	52
Unlisted shares at cost	**–**	–	**39**	39
Share of net assets				
– listed in Hong Kong	**755**	676	**–**	–
– unlisted	**723**	740	**–**	–
	1,478	1,416	**91**	91
Less: Provision	**–**	–	**(17)**	(17)
Loans to associated companies	**112**	116	**2**	2
	1,590	1,532	**76**	76
Share of profits of associated companies				
– listed	**95**	106	**–**	–
– unlisted	**93**	173	**–**	–
	188	279	**–**	–
Dividends received and receivable by the Company and its subsidiary companies from associated companies	**77**	65	**31**	50

Principal associated companies are listed on page 61.

15. OTHER LONG-TERM RECEIVABLES AND INVESTMENTS

	Group		Company	
	2001 HK$M	2000 HK$M	2001 HK$M	2000 HK$M
Staff housing loans and other receivables	647	765	564	650
Investments at fair value				
– listed in Hong Kong	128	71	–	–
– listed outside Hong Kong	171	469	168	466
– unlisted	629	919	629	840
	1,575	2,224	1,361	1,956

An impairment loss of HK$90 million for certain unlisted investments has been recognised under other expenses in the year.

16. LONG-TERM LIABILITIES

		2001		2000	
	Note	Current HK$M	Non-current HK$M	Current HK$M	Non-current HK$M
Group					
Long-term loans, bonds and other liabilities	*(a)*	628	3,268	553	2,657
Obligations under finance leases	*(b)*	1,382	18,746	1,230	16,398
		2,010	22,014	1,783	19,055
Company					
Long-term loans, bonds and other liabilities	*(a)*	185	2,580	431	3,400
Obligations under finance leases	*(b)*	2,504	25,421	2,244	22,884
		2,689	28,001	2,675	26,284

NOTES TO THE ACCOUNTS – *BALANCE SHEETS*

16. LONG-TERM LIABILITIES *(CONTINUED)*

(a) Long-term loans, bonds and other liabilities

	Group		Company	
	2001 HK$M	2000 HK$M	2001 HK$M	2000 HK$M
Bank loans				
– secured	**3,369**	4,148	**1,796**	3,182
– unsecured	**574**	198	**574**	198
Other loans				
– secured	**440**	514	**395**	451
– unsecured	**49**	50	**–**	–
Bonds				
– unsecured	**–**	93	**–**	–
	4,432	5,003	**2,765**	3,831
Security deposits	**(536)**	(1,793)	**–**	–
Amount due within 1 year included under current liabilities	**(628)**	(553)	**(185)**	(431)
	3,268	2,657	**2,580**	3,400
Repayable as follows:				
Bank loans				
– within 1 year	**573**	541	**149**	395
– after 1 year but within 2 years	**854**	966	**302**	806
– after 2 years but within 5 years	**2,516**	1,672	**1,919**	1,150
– after 5 years	**–**	1,167	**–**	1,029
	3,943	4,346	**2,370**	3,380
Other loans				
– within 1 year	**55**	55	**36**	36
– after 1 year but within 2 years	**39**	57	**39**	39
– after 2 years but within 5 years	**162**	158	**136**	133
– after 5 years	**233**	294	**184**	243
	489	564	**395**	451
Bonds				
– within 1 year	**–**	93	**–**	–
	4,432	5,003	**2,765**	3,831
Security deposits	**(536)**	(1,793)	**–**	–
Amount due within 1 year included under current liabilities	**(628)**	(553)	**(185)**	(431)
	3,268	2,657	**2,580**	3,400

16. LONG-TERM LIABILITIES *(CONTINUED)*

Borrowings other than bank loans are repayable on various dates up to 2010 at interest rates between 3.8% and 7.0% per annum.

Long-term loans and other liabilities of the Group and the Company not wholly repayable within 5 years amounted to HK$444 million and HK$395 million respectively (2000: HK$2,259 million and HK$2,596 million).

As at 31st December 2001, the Group and the Company had long-term liabilities which were defeased by funds and other investments totalling HK$31,588 million (2000: HK$26,423 million). Accordingly, these liabilities and the related funds, as well as related expenditure and income, have been netted off in the accounts.

(b) Obligations under finance leases

The Group has commitments under finance lease agreements in respect of aircraft and related equipment expiring during the years 2002 to 2017. The future payments under these finance leases are as follows:

	Group		Company	
	2001 HK$M	2000 HK$M	2001 HK$M	2000 HK$M
Within 1 year	**4,269**	3,910	**4,390**	4,023
After 1 year but within 2 years	**6,239**	4,271	**6,192**	4,383
After 2 years but within 5 years	**19,189**	18,846	**18,912**	18,502
After 5 years	**22,324**	21,641	**22,056**	15,732
Total future payments	**52,021**	48,668	**51,550**	42,640
Interest charges relating to future periods	**(14,004)**	(13,890)	**(15,147)**	(10,858)
Present value of future payments	**38,017**	34,778	**36,403**	31,782
Security deposits, notes and zero coupon bonds	**(17,889)**	(17,150)	**(8,478)**	(6,654)
Amounts due within 1 year included under current liabilities	**(1,382)**	(1,230)	**(2,504)**	(2,244)
	18,746	16,398	**25,421**	22,884

The present value of future payments is repayable as follows:

	Group		Company	
	2001 HK$M	2000 HK$M	2001 HK$M	2000 HK$M
Within 1 year	**2,613**	2,229	**2,722**	2,320
After 1 year but within 2 years	**4,459**	2,501	**4,449**	2,694
After 2 years but within 5 years	**15,163**	14,112	**15,219**	14,196
After 5 years	**15,782**	15,936	**14,013**	12,572
	38,017	34,778	**36,403**	31,782

As at 31st December 2001, the Group and the Company had obligations under finance leases which were defeased by funds and other investments amounting to HK$5,804 million and HK$1,561 million respectively (2000: HK$5,249 million and HK$2,317 million). Accordingly, these liabilities and the related funds, as well as related expenditure and income, have been netted off in the accounts.

NOTES TO THE ACCOUNTS – *BALANCE SHEETS*

17. DEFERRED TAXATION

Movements on deferred taxation comprise:

	Group		Company	
	2001 HK$M	2000 HK$M	2001 HK$M	2000 HK$M
At 1st January	**7,146**	6,714	**7,026**	6,564
Movements for the year				
– transfer from profit and loss account				
– tax provision	**45**	(9)	**36**	(42)
– operating expenses	**118**	95	**118**	158
– initial cash benefit from lease arrangements	**759**	504	**759**	504
Amount due within 1 year included under current liabilities – taxation	**(232)**	(158)	**(232)**	(158)
At 31st December	**7,836**	7,146	**7,707**	7,026

The deferred taxation provision comprises:

	Group		Company	
	2001 HK$M	2000 HK$M	2001 HK$M	2000 HK$M
Timing differences arising from				
– different taxation and accounting treatments of fixed assets	**668**	653	**539**	533
– certain lease arrangements	**7,177**	6,532	**7,177**	6,532
– other timing differences	**(9)**	(39)	**(9)**	(39)
	7,836	7,146	**7,707**	7,026

Provision has been made for all deferred taxation liabilities.

The provision in respect of certain lease arrangements equates to payments which are expected to be made during the years 2003 to 2012 (2000: 2002 to 2011) as follows:

	2001 HK$M	2000 HK$M
After 1 year but within 5 years	**2,751**	1,576
After 5 years but within 10 years	**3,730**	4,342
After 10 years	**696**	614
	7,177	6,532

18. TRADE AND OTHER RECEIVABLES

	Group 2001 HK$M	Group 2000 HK$M	Company 2001 HK$M	Company 2000 HK$M
Trade debtors	**2,518**	2,840	**2,120**	2,388
Other receivables and prepayments	**2,250**	2,150	**2,181**	1,907
Due from associated companies	**9**	15	**–**	8
Due from other related companies	**1**	1	**1**	–
	4,778	5,006	**4,302**	4,303

Analysis of trade debtors by age:

	Group 2001 HK$M	Group 2000 HK$M	Company 2001 HK$M	Company 2000 HK$M
Current	**2,336**	2,627	**2,024**	2,258
1 to 3 months overdue	**116**	170	**65**	98
More than 3 months overdue	**66**	43	**31**	32
	2,518	2,840	**2,120**	2,388

The Company normally grants a credit term of 30 days to customers or follows the local industry standard with the debt partially protected by bank guarantee or other monetary collateral.

19. LIQUID FUNDS

	Group 2001 HK$M	Group 2000 HK$M	Company 2001 HK$M	Company 2000 HK$M
Short-term deposits and bank balances	**2,619**	1,275	**2,233**	616
Short-term deposits maturing beyond 3 months when placed	**46**	127	**46**	91
Funds with investment managers				
– debt securities listed outside Hong Kong	**4,140**	6,339	**–**	–
– bank deposits	**667**	180	**–**	–
Other liquid investments				
– debt securities listed outside Hong Kong	**115**	661	**–**	–
– bank deposits	**2,177**	2,458	**573**	657
	9,764	11,040	**2,852**	1,364

Included in other liquid investments are short-term bank deposits of HK$2,177 million (2000: HK$2,082 million) and debt securities of HK$115 million (2000: HK$455 million) which are pledged to lessors as part of long-term financing arrangements. The arrangements provide that the Group must maintain these deposits and debt securities at specified levels for the duration of the financing.

NOTES TO THE ACCOUNTS – *BALANCE SHEETS*

20. TRADE AND OTHER PAYABLES

	Group		Company	
	2001 HK$M	2000 HK$M	2001 HK$M	2000 HK$M
Trade creditors	**1,617**	2,087	**1,376**	1,650
Other payables	**2,657**	3,151	**3,905**	4,143
Due to associated companies	**145**	72	**136**	66
Due to other related companies	**119**	221	**107**	205
Bank overdrafts – unsecured	**18**	88	**14**	88
	4,556	5,619	**5,538**	6,152

Analysis of trade creditors by age:

	Group		Company	
	2001 HK$M	2000 HK$M	2001 HK$M	2000 HK$M
Current	**1,068**	1,315	**934**	1,136
1 to 3 months overdue	**397**	493	**350**	420
More than 3 months overdue	**152**	279	**92**	94
	1,617	2,087	**1,376**	1,650

21. SHARE CAPITAL

	2001		2000	
	Number of shares	HK$M	Number of shares	HK$M
Authorised (HK$0.20 each)	**3,900,000,000**	**780**	3,900,000,000	780
Issued and fully paid (HK$0.20 each)				
At 1st January	**3,350,621,848**	**670**	3,384,199,848	676
Shares purchased and cancelled	**(21,000,000)**	**(4)**	(33,925,000)	(6)
Share options exercised	**196,000**	**–**	347,000	–
At 31st December	**3,329,817,848**	**666**	3,350,621,848	670

The Company adopted a share option scheme on 10th March 1999. Details of the scheme can be found in the Directors' Report.

22. RESERVES

		Non-distributable					
	Retained profit HK$M	Share premium HK$M	Capital redemption reserve HK$M	Investment revaluation reserve HK$M	Other reserves HK$M	Cash flow hedge reserve HK$M	Total HK$M
Group							
At 1st January 2000	18,186	7,158	11	973	26	185	26,539
Prior period adjustment for dividend	914	–	–	–	–	–	914
As restated	19,100	7,158	11	973	26	185	27,453
Retained profit for the year (restated)	3,420	–	–	–	–	–	3,420
Purchase of Company's shares							
– premium paid on purchase	(455)	–	–	–	–	–	(455)
– transfer between reserves	(6)	–	6	–	–	–	–
Premium received from share options exercised	–	3	–	–	–	–	3
Exchange differences on cash flow hedges							
– recognised during the year	–	–	–	–	–	1,648	1,648
– transferred to profit for the year	–	–	–	–	–	82	82
Revaluation surplus recognised during the year	–	–	–	11	–	–	11
At 31st December 2000	22,059	7,161	17	984	26	1,915	32,162
Company							
At 1st January 2000	14,520	7,158	11	1,009	–	30	22,728
Prior period adjustment for dividend	(3,396)	–	–	–	–	–	(3,396)
As restated	11,124	7,158	11	1,009	–	30	19,332
Retained profit for the year (restated)	2,219	–	–	–	–	–	2,219
Purchase of Company's shares							
– premium paid on purchase	(455)	–	–	–	–	–	(455)
– transfer between reserves	(6)	–	6	–	–	–	–
Premium received from share options exercised	–	3	–	–	–	–	3
Exchange differences on cash flow hedges							
– recognised during the year	–	–	–	–	–	1,952	1,952
– transferred to profit for the year	–	–	–	–	–	111	111
Revaluation surplus recognised during the year	–	–	–	6	–	–	6
At 31st December 2000	12,882	7,161	17	1,015	–	2,093	23,168

NOTES TO THE ACCOUNTS – *BALANCE SHEETS*

22. RESERVES *(CONTINUED)*

	Retained profit HK$M	Share premium HK$M	Capital redemption reserve HK$M	Investment revaluation reserve HK$M	Other reserves HK$M	Cash flow hedge reserve HK$M	Total HK$M
		Non-distributable					
Group							
At 1st January 2001	22,059	7,161	17	984	26	1,915	32,162
Retained loss for the year	(1,258)	–	–	–	–	–	(1,258)
Purchase of Company's shares							
– premium paid on purchase	(256)	–	–	–	–	–	(256)
– transfer between reserves	(4)	–	4	–	–	–	–
Premium received from share options exercised	–	1	–	–	–	–	1
Exchange differences on cash flow hedges							
– recognised during the year	–	–	–	–	–	1,231	1,231
– transferred to profit for the year	–	–	–	–	–	(547)	(547)
Revaluation deficit recognised during the year	–	–	–	(226)	–	–	(226)
Revaluation surplus transferred to profit for the year on disposal	–	–	–	(452)	–	–	(452)
Exchange differences	–	–	–	–	(13)	–	(13)
At 31st December 2001	20,541	7,162	21	306	13	2,599	30,642
Company							
At 1st January 2001	12,882	7,161	17	1,015	–	2,093	23,168
Retained loss for the year	(2,183)	–	–	–	–	–	(2,183)
Purchase of Company's shares							
– premium paid on purchase	(256)	–	–	–	–	–	(256)
– transfer between reserves	(4)	–	4	–	–	–	–
Premium received from share options exercised	–	1	–	–	–	–	1
Exchange differences on cash flow hedges							
– recognised during the year	–	–	–	–	–	1,403	1,403
– transferred to profit for the year	–	–	–	–	–	(556)	(556)
Revaluation deficit recognised during the year	–	–	–	(236)	–	–	(236)
Revaluation surplus transferred to profit for the year on disposal	–	–	–	(449)	–	–	(449)
At 31st December 2001	10,439	7,162	21	330	–	2,940	20,892

22. RESERVES *(CONTINUED)*

Included in retained profit is an amount of HK$1,033 million (2000: HK$957 million) relating to retained profit attributable to associated companies.

Investment revaluation reserve relates to changes in the fair value of long-term investments.

Other reserves include the attributable post-acquisition reserves of associated companies capitalised by bonus issues and exchange differences arising from revaluation of foreign investments.

Cash flow hedge reserve relates to exchange differences on borrowings, lease obligations, currency derivatives and related security deposits which are arranged in foreign currencies such that repayments can be met by anticipated operating cash flows.

Exchange differences recorded in the Group cash flow hedge reserve are expected to be credited to operating profit as noted below based on exchange rates ruling at 31st December 2001.

	1st half HK$M	2nd half HK$M	Total HK$M
2002	465	364	829
2003	157	163	320
2004	101	134	235
2005	393	110	503
2006	191	55	246
Beyond 2006			466
			2,599

The actual exchange differences ultimately recognised in operating profit will depend upon exchange rates ruling on the repayment dates of the relevant long-term liabilities and lease obligations.

Had HK SSAP 11 been adopted, there would have been no financial impact on the Group's assets, liabilities and cash flows. HK$2,599 million (2000: HK$1,915 million) would have been included in retained profit rather than the cash flow hedge reserve and the effect on profit attributable to shareholders and earnings per share would be:

	2001 HK$M	2000 HK$M
Profit attributable to shareholders	**657**	5,005
HK SSAP 11 adjustment	**684**	1,730
Adjusted profit with adoption of HK SSAP 11	**1,341**	6,735
Adjusted earnings per share with adoption of HK SSAP 11	**40.3¢**	199.7¢
Earnings per share	**19.7¢**	148.4¢

NOTES TO THE ACCOUNTS – *CASH FLOW STATEMENT*

23. RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW FROM OPERATING ACTIVITIES

	2001 HK$M	2000 HK$M
Operating profit	**832**	5,289
Depreciation	**3,884**	3,438
Amortisation of intangible assets	**111**	93
Loss on disposal of fixed assets and intangible assets	**48**	3
Profit on disposal of an associated company	**–**	(13)
Currency adjustments and other items not involving cash flows	**(428)**	140
Decrease in stock	**60**	1
Decrease/(increase) in trade debtors, other receivables and prepayments	**222**	(1,175)
Decrease in net amounts due to related and associated companies	**(23)**	(9)
Decrease in trade creditors and other payables	**(964)**	(483)
(Decrease)/increase in unearned transportation revenue	**(289)**	513
Non-operating movements in debtors and creditors	**1,160**	487
Net cash inflow from operating activities	**4,613**	8,284

24. ANALYSIS OF CHANGES IN FINANCING

	Long-term loans, bonds and other liabilities HK$M	Obligations under finance leases HK$M	Minority interests HK$M	Total HK$M
At 1st January 2001	**3,210**	**17,628**	**99**	**20,937**
New financing	**1,975**	**5,995**	**–**	**7,970**
Purchases of bonds and security deposits placed	**(536)**	**(2,104)**	**–**	**(2,640)**
Loan and finance lease repayments	**(689)**	**(1,208)**	**–**	**(1,897)**
Dividends paid to minority interests	**–**	**–**	**(48)**	**(48)**
Minority interests' share of subsidiaries' capital and revenue reserves	**–**	**–**	**42**	**42**
Non-cash movements	**(64)**	**(183)**	**–**	**(247)**
At 31st December 2001	**3,896**	**20,128**	**93**	**24,117**
At 1st January 2000	3,962	20,821	86	24,869
New financing	–	1,569	–	1,569
Purchases of bonds and security deposits placed	–	(2,068)	–	(2,068)
Loan and finance lease repayments	(615)	(1,523)	–	(2,138)
Dividends paid to minority interests	–	–	(73)	(73)
Minority interests' share of subsidiaries' capital and revenue reserves	–	–	86	86
Non-cash movements	(137)	(1,171)	–	(1,308)
At 31st December 2000	3,210	17,628	99	20,937

25. ANALYSIS OF CASH AND CASH EQUIVALENTS

	2001 HK$M	2000 HK$M
Short-term deposits and bank balances	2,619	1,275
Bank overdrafts	(18)	(88)
	2,601	1,187

26. DIRECTORS' REMUNERATION

Directors' remuneration disclosed pursuant to Section 161 of the Hong Kong Companies Ordinance is as follows:

	2001 HK$M	2000 HK$M
Fees	–	–
Emoluments		
– Salaries, allowances and benefits in kind	34	33
– Contributions to retirement schemes	2	1
	36	34

Housing costs accounted for 22% (2000: 25%) of emoluments.

27. EMPLOYEE INFORMATION

The 5 highest paid individuals of the Company included 4 (2000: 4) Directors, whose total emoluments are included in the amounts set out in note 26 above, and 1 (2000: 1) other whose emoluments comprised:

	2001 HK$M	2000 HK$M
Remuneration		
– Salaries, allowances and benefits in kind	4	4
– Contributions to retirement schemes	1	1
	5	5

27. EMPLOYEE INFORMATION *(CONTINUED)*

The table below sets out the number of individuals, including those who have retired or resigned during the year, in each employment category whose total remuneration for the year fell into the following ranges:

HK$'000	2001 Director	2001 Flight staff	2001 Other staff	2000 Director	2000 Flight staff	2000 Other staff
0 - 1,000	13	6,466	7,531	13	6,393	7,550
1,000 - 1,500	–	425	160	–	329	104
1,500 - 2,000	–	184	94	–	209	94
2,000 - 2,500	–	191	16	–	200	14
2,500 - 3,000	–	182	8	–	162	8
3,000 - 3,500	–	77	4	–	34	3
3,500 - 4,000	1	18	2	–	8	1
4,000 - 4,500	–	7	4	2	–	3
4,500 - 5,000	1	–	–	–	1	–
5,000 - 5,500	1	2	1	1	1	1
5,500 - 6,000	1	–	–	1	–	–
6,000 - 6,500	–	–	–	1	–	–
6,500 - 7,000	–	–	–	1	–	–
7,000 - 7,500	1	–	–	–	–	–
8,000 - 8,500	1	–	–	–	–	–
	19	7,552	7,820	19	7,337	7,778

28. LOANS TO DIRECTORS

Loans made by the Company to Directors disclosed pursuant to Section 161B of the Hong Kong Companies Ordinance are as follows:

	Balance at 1st January 2001 HK$M	Balance at 31st December 2001 HK$M	Maximum balance outstanding during the year HK$M
Ken Barley	0.1	–	0.1

The loan is repayable on demand and bears interest at Hong Kong prime rate. There was no interest due but unpaid nor any provision made against this loan at 31st December 2001.

29. RETIREMENT BENEFITS

The Group operates various defined benefit and defined contribution retirement schemes for its employees in Hong Kong and in some overseas locations. The assets of these schemes are held in funds administered by independent trustees. The retirement schemes in Hong Kong are registered under and comply with the Occupational Retirement Schemes Ordinance. Most of the employees engaged outside Hong Kong are covered by appropriate local arrangements.

Retirement benefit costs for the year were:

	2001 HK$M	2000 HK$M
Swire Group Retirement Benefit Scheme	226	–
Cathay Pacific Airways Limited Retirement Scheme	135	–
CPA Provident Fund 1993	74	67
CPA Provident Fund	50	34
Other schemes	161	151
	646	252

The Group operates the following principal schemes:

(a) Defined benefit retirement schemes

The Swire Group Retirement Benefit Scheme ("SGRBS") in Hong Kong, in which the Company and Cathay Pacific Catering Services (Hong Kong) Limited ("CPCS") are participating employers, provides resignation and retirement benefits to its members, which include the Company's cabin attendants who joined before September 1996 and other locally engaged employees who joined before June 1997, upon their cessation of service. The Company and CPCS meet the full cost of all benefits due by SGRBS to their employee members who are not required to contribute to the scheme.

Staff employed by the Company in Hong Kong on expatriate terms before April 1993 were eligible to join another scheme, the Cathay Pacific Airways Limited Retirement Scheme ("CPALRS"). Both members and the Company contribute to CPALRS.

The cost of the schemes to the Group is calculated based upon funding recommendations arising from actuarial valuations. Details of the latest actuarial valuations of CPALRS and of the portion of SGRBS funds specifically designated for the purposes of the actuarial valuation for the Group's employees are:

	SGRBS	CPALRS
Latest actuarial valuation	31st December 2000	31st December 2000
Actuaries	Watson Wyatt Hong Kong Limited	Watson Wyatt Hong Kong Limited
Actuarial valuation method	Attained age	Attained age
Assumed long-term average return on investment	1% higher than assumed average salary increase	1.5% higher than assumed average salary increase
Market value of scheme assets at date of valuation	HK$3,033 million	HK$1,938 million
Asset market valuation as a percentage of the present value of past service liabilities	102%	105%

29. RETIREMENT BENEFITS *(CONTINUED)*

The differences between the market values of the schemes' assets and the present value of the accrued past services liabilities at the date of an actuarial valuation are taken into consideration when determining future funding levels in order to ensure that the schemes will be able to meet these liabilities as they become due.

The Group commenced contribution to both schemes in 2001 upon the end of a contribution holiday.

(b) Defined contribution retirement schemes

Staff employed by the Company in Hong Kong on expatriate terms are eligible to join a defined contribution retirement scheme, the CPA Provident Fund 1993. All staff employed in Hong Kong are eligible to join the CPA Provident Fund.

Under the terms of these schemes, other than the Company contribution, staff may elect to contribute from 0% to 10% of the monthly salary. During the year, the benefits forfeited in accordance with the schemes' rules amounted to HK$15 million (2000: HK$1.5 million) which have been applied towards the contributions payable by the Company.

(c) Mandatory provident fund scheme ("MPF")

This scheme was established under the MPF Ordinance in December 2000. Since the Company has obtained exemption for its existing retirement schemes, all staff were offered the choice of switching to the MPF scheme or staying in existing schemes. Where staff elected to join the MPF, both the Company and staff are required to contribute 5% of the employees' relevant income (capped at HK$20,000). Staff may elect to contribute more than the minimum as a voluntary contribution.

30. RELATED PARTY TRANSACTIONS

Material transactions between the Group and associated companies and other related parties which were carried out in the normal course of business on commercial terms are summarised below:

	2001		2000	
	Associated companies HK$M	Other related parties HK$M	Associated companies HK$M	Other related parties HK$M
Turnover	80	–	67	–
Aircraft maintenance costs	775	1,845	748	1,650
Route operating costs	189	607	195	673
Dividends received	(77)	(28)	(65)	(28)
Fixed assets purchase	10	12	–	61

(a) Other transactions with related parties

(i) Under an agreement between the 2 parties, the Company pays fees and reimburses costs to John Swire & Sons Limited in exchange for services provided. Management services fees calculated at 2.5% of the Group's profit before tax, results of associated companies, minority interests, and any profits and losses on disposal of fixed assets will be paid annually. Management fee paid for the year ended 31st December 2001 was HK$21 million (2000: HK$126 million) and expenses of HK$165 million (2000: HK$150 million) were reimbursed at cost.

30. RELATED PARTY TRANSACTIONS *(CONTINUED)*

(ii) The Company received agency commission and services fees from Hong Kong Dragon Airlines Limited ("Dragonair"). The services fees were received in respect of computer support, engineering, station and ground services provided to Dragonair. All these transactions were conducted in the ordinary course of business and on normal commercial terms. A total of HK$193 million was received from Dragonair for these transactions in 2001 (2000: HK$178 million). Dragonair is also a partner of the Asia Miles frequent-flyer programme.

(b) Amounts due to and due from associated companies and other related companies at 31st December 2001 are disclosed in note 18 and note 20. These balances arising in the normal course of business are non-interest bearing and have no fixed repayment terms.

(c) At 31st December 2001, the Company has given guarantees relating to long-term loan facilities of HK$16 million (2000: HK$680 million) held by associated and other related companies.

(d) There were no material transactions with Directors except for those relating to remuneration (note 26) and shareholdings (Directors' Report).

31. WAIVER FROM COMPLIANCE WITH LISTING RULES

Pursuant to Rule 14.04 (8) of the Listing Rules of The Stock Exchange, that exchange has granted to the Company a waiver from full compliance with the provisions of Chapter 14 of the Listing Rules, which relates to notifiable transactions, in relation to the acquisition or disposal of aircraft. As a result of the waiver, instead of the normal tests under Chapter 14, the test for the Company will be made by reference to Available Tonne Kilometres (ATKs). The test will be a calculation based on ATKs for aircraft being acquired or disposed of compared to the aggregate fleet ATKs. ATKs are calculated for each sector by multiplying the capacity, measured in tonnes available for the carriage of passengers, excess baggage, cargo and mail on that sector, by the sector distance.

	2001	2000
Fleet ATKs (in million tonne kilometres)	11,827	11,630

NOTES TO THE ACCOUNTS – *SUPPLEMENTARY INFORMATION*

32. COMMITMENTS AND CONTINGENCIES

(a) Outstanding payment commitments in respect of capital items and investments authorised at the end of the year but not provided for in the accounts amounted to:

	Group		Company	
	2001 HK$M	2000 HK$M	2001 HK$M	2000 HK$M
Authorised and contracted for				
– aircraft and related equipment	**121**	6,752	**121**	331
– others	**1**	2	**–**	–
	122	6,754	**121**	331
Authorised but not contracted for				
– aircraft and related equipment	**105**	407	**105**	407
– others	**–**	3	**–**	–
	105	410	**105**	407
	227	7,164	**226**	738

These Group commitments are expected to be paid as follows:

	HK$M
2002	**204**
2003	**23**
	227

Operating lease commitments are shown in note 11.

(b) The Company has undertaken to indemnify lessors in respect of certain leasing arrangements of the Group so as to maintain a specified rate of return on each of the lessors' investments. The Group has been notified by certain lessors of potential claims under these indemnities. The likelihood of any specific claims being made is dependent upon the resolution of disputes between these lessors and a third party. No claims have been received and the financial effect of these contingencies remains uncertain. In order to avoid prejudicing the Group's position, no further details are disclosed.

(c) At 31st December 2001, contingent liabilities existed in respect of guarantees given by the Company on behalf of subsidiary, associated, other related companies and staff relating to long-term loan facilities of up to HK$1,202 million (2000: HK$696 million).

33. CHANGES IN THE FINANCIAL STATEMENTS

In prior years, the final dividend was recognised in the year to which it related. With the introduction of the revised HK SSAP 9 "Events after the balance sheet date", the Group now recognises the final dividend in the year in which it is approved by the shareholders. This change has been accounted for retrospectively and the comparative figures have been restated accordingly.

PRINCIPAL SUBSIDIARY AND ASSOCIATED COMPANIES

at 31st December 2001

SUBSIDIARY COMPANIES

	Place of incorporation and operation	Principal activities	Percentage of issued capital owned	Issued and paid up share capital
Abacus Distribution Systems (Hong Kong) Limited	Hong Kong	Computerised reservation systems and related services	53	15,600,000 shares of HK$1
AHK Air Hong Kong Limited	Hong Kong	Cargo airline	75*	90,666,816 shares of HK$1
Aircrew Services Limited	Hong Kong	Provision of aircrew services	100	9 shares of HK$10
Airline Property Limited	Hong Kong	Property investment	100	2 shares of HK$10
Airline Stores Property Limited	Hong Kong	Property investment	100	2 shares of HK$10
Airline Training Property Limited	Hong Kong	Property investment	100	2 shares of HK$10
Cathay Holidays Limited	Hong Kong	Travel tour operator	100	5,000 shares of HK$100
Cathay Pacific Aircraft Services Limited	Isle of Man	Aircraft acquisition facilitator	100	10,000 shares of US$1
Cathay Pacific Catering Services (H.K.) Limited	Hong Kong	Airline catering	100	600 shares of HK$1,000
Cathay Pacific Leasing Limited	Isle of Man	Aircraft leasing	100	5,000,000 shares of US$1
Cathay Pacific Loyalty Programmes Limited	Hong Kong	Travel reward programme	100	2 shares of HK$1
CLS Catering Services Limited	Canada	Airline catering	60*	330,081 shares of no par value
Global Logistics System (H.K.) Company Limited	Hong Kong	Computer network for interchange of air cargo related information	97	100 shares of HK$10
Guangzhou Guo Tai Information Processing Company Limited	People's Republic of China	Information processing	80*	7,000,000 shares of no par value (wholly foreign equity enterprise)
Hong Kong Airport Services Limited	Hong Kong	Provision of ground and ramp handling services	70	100 shares of HK$1
Prestwick Aviation Limited	Bermuda	Aircraft leasing	100*	12,000 shares of US$1
Snowdon Limited	Isle of Man	Financial services	100*	2 shares of GBP1
Troon Limited	Bermuda	Financial services	100	12,000 shares of US$1
Vogue Laundry Service Limited	Hong Kong	Laundry and dry cleaning	100	3,700 shares of HK$500

Principal subsidiary and associated companies are those which materially affect the results or assets of the Group.

* *Shareholding held through subsidiary companies.*

PRINCIPAL SUBSIDIARY AND ASSOCIATED COMPANIES

ASSOCIATED COMPANIES

	Place of incorporation and operation	Principal activities	Percentage of issued capital owned
Associated Engineers Limited	Hong Kong	Airport ground support and general engineering	34
Cathay Kansai Terminal Services Company Limited	Japan	Ground handling	33
Cebu Pacific Catering Services Inc	Philippines	Airline catering	40*
Hong Kong Aircraft Engineering Company Limited	Hong Kong	Aircraft overhaul and maintenance	27
Hong Kong Airport Restaurant Caterers Company Limited	Hong Kong	Airport catering	33
Hong Kong Dragon Airlines Limited	Hong Kong	Airline	19*
VN/CX Catering Services Limited	Vietnam	Airline catering	40*

** Shareholding held through subsidiary companies.*

STATISTICS

		2001	2000	1999
Consolidated profit and loss summary	HK$M			
Passenger services		**20,580**	22,878	18,979
Cargo services		**8,343**	10,136	8,391
Catering and other services		**1,513**	1,509	1,332
Total turnover		**30,436**	34,523	28,702
Operating expenses		**(29,604)**	(29,234)	(25,891)
Operating profit/(loss)		**832**	5,289	2,811
Net finance charges		**(571)**	(367)	(918)
Profit on sale of investments		**452**	–	482
Share of profits of associated companies		**188**	279	108
Profit/(loss) before taxation		**901**	5,201	2,483
Taxation		**(202)**	(110)	(219)
Profit/(loss) after taxation		**699**	5,091	2,264
Minority interests		**(42)**	(86)	(84)
Profit/(loss) attributable to shareholders		**657**	5,005	2,180
Dividends		**(1,915)**	(1,585)	(339)
Retained (loss)/profit for the year		**(1,258)**	3,420	1,841
Consolidated balance sheet summary	HK$M			
Fixed and intangible assets		**52,114**	48,959	48,541
Long-term receivables and investments		**3,165**	3,756	3,548
Borrowings		**(24,024)**	(20,838)	(24,783)
Liquid funds less bank overdrafts		**9,746**	10,952	11,567
Net borrowings		**(14,278)**	(9,886)	(13,216)
Net current liabilities (excluding liquid funds and bank overdrafts)		**(1,764)**	(2,752)	(3,944)
Deferred taxation		**(7,836)**	(7,146)	(6,714)
Minority interests		**(93)**	(99)	(86)
Net assets		**31,308**	32,832	28,129
Financed by:				
Shareholders' funds		**31,308**	32,832	28,129
Per share				
Shareholders' funds	HK$	**9.40**	9.80	8.31
EBITDA	HK$	**1.64**	2.70	2.07
Earnings/(loss)	HK cents	**19.7**	148.4	64.4
Dividend	HK cents	**17.5**	65.0	30.0
Ratios				
Profit/(loss) margin	%	**2.2**	14.5	7.6
Return of average shareholders' funds	%	**2.0**	16.4	8.0
Dividend cover	Times	**1.1**	2.3	2.1
Interest cover	Times	**1.5**	14.4	3.1
Gross debt/equity ratio	Times	**0.77**	0.63	0.88
Net debt/equity ratio	Times	**0.46**	0.30	0.47

1998	1997	1996	1995	1994	1993	1992
18,532	21,851	23,680	22,128	20,027	18,321	18,284
6,955	7,712	6,797	6,641	5,573	4,277	3,974
1,123	1,014	1,037	941	800	738	585
26,610	30,577	31,514	29,710	26,400	23,336	22,843
(27,281)	(28,537)	(27,738)	(25,956)	(23,258)	(20,767)	(19,230)
(671)	2,040	3,776	3,754	3,142	2,569	3,613
(311)	(335)	(384)	(597)	(557)	(280)	(319)
185	–	559	–	–	–	–
172	306	363	379	381	316	233
(625)	2,011	4,314	3,536	2,966	2,605	3,527
104	(291)	(484)	(516)	(560)	(288)	(505)
(521)	1,720	3,830	3,020	2,406	2,317	3,022
(35)	(40)	(17)	(57)	(33)	(32)	(22)
(556)	1,680	3,813	2,963	2,373	2,285	3,000
(694)	(1,817)	(1,455)	(1,217)	(1,203)	(1,203)	(1,203)
(1,250)	(137)	2,358	1,746	1,170	1,082	1,797
47,985	41,787	38,138	28,930	24,226	22,249	20,072
3,635	2,728	2,302	2,149	1,789	1,459	1,319
(27,198)	(23,122)	(26,043)	(21,722)	(22,036)	(21,182)	(19,920)
12,240	14,327	20,178	13,926	14,975	14,383	13,755
(14,958)	(8,795)	(5,865)	(7,796)	(7,061)	(6,799)	(6,165)
(3,970)	(2,652)	(2,904)	(2,639)	(2,153)	(1,705)	(1,962)
(6,359)	(5,802)	(5,359)	(3,954)	(3,006)	(1,951)	(962)
(108)	(104)	(78)	(99)	(88)	(33)	(45)
26,225	27,162	26,234	16,591	13,707	13,220	12,257
26,225	27,162	26,234	16,591	13,707	13,220	12,257
7.75	8.02	7.63	5.79	4.78	4.61	4.28
0.91	1.47	2.06	2.40	2.16	1.69	2.06
(16.4)	49.1	119.7	103.4	82.8	79.8	104.7
10.0	29.0	53.0	48.0	42.0	42.0	42.0
(2.1)	5.5	12.1	10.0	9.0	9.8	13.1
(2.1)	6.3	17.8	19.6	17.6	17.9	27.5
(1.6)	1.7	2.1	2.2	2.0	1.9	2.5
(2.2)	6.1	9.8	6.3	5.6	9.2	11.3
1.04	0.85	0.99	1.31	1.61	1.60	1.63
0.57	0.32	0.22	0.47	0.52	0.51	0.50

STATISTICS

		2001	2000	1999
Operating summary (Cathay Pacific)				
Kilometres flown	*Million*	**224**	219	202
Block hours	*'000 Hours*	**307**	296	273
Aircraft departures	*'000*	**65**	63	58
Available tonne kilometres	*Million*	**11,827**	11,630	10,867
Revenue tonne kilometres	*Million*	**8,201**	8,650	7,768
Available seat kilometres	*Million*	**62,790**	61,909	58,114
Revenue passengers carried	*'000*	**11,269**	11,864	10,516
Revenue passenger kilometres	*Million*	**44,792**	47,153	41,502
Revenue load factor	*%*	**70.4**	75.2	71.5
Passenger load factor	*%*	**71.3**	76.2	71.4
Cargo carried	*'000 Tonnes*	**704**	769	672
Cargo and mail tonne kilometres	*Million*	**3,938**	4,161	3,817
Cargo and mail load factor	*%*	**67.3**	72.5	71.5
Excess baggage carried	*Tonnes*	**2,270**	3,489	3,376
Mail carried	*Tonnes*	**8,684**	8,927	7,094
Length of scheduled routes network	*'000 Kilometres*	**341**	363	346
Destinations at year end	*Number*	**51**	51	49
Staff number at year end	*Number*	**14,473**	14,328	13,159
ATK per staff	*'000*	**810**	843	807
On-time performance				
Departure (within 15 minutes)	*%*	**82.9**	84.0	83.5
Average aircraft utilisation	*Hours per day*			
A330-300		**9.4**	9.5	9.0
A340-200		**–**	–	–
A340-300		**13.4**	14.7	14.9
B747-200/300		**–**	–	7.7
B747-400		**14.4**	15.1	14.4
B747-200F		**12.2**	13.6	14.1
B747-400F		**14.3**	15.8	15.8
B777-200/300		**9.6**	9.7	8.9
L1011		**–**	–	–
Fleet average		**12.1**	12.9	12.4
Number per fleet at year end				
A330-300		**20**	12	12
A340-200		**–**	–	–
A340-300		**15**	14	14
B747-200/300		**6**	8	12
B747-400		**19**	19	19
B747-200F		**7**	7	7
B747-400F		**5**	3	2
B777-200		**5**	5	4
B777-300		**7**	7	7
L1011		**–**	–	–
Total number of aircraft		**84**	75	77

	1998	1997	1996	1995	1994	1993	1992
	202	193	182	162	146	135	119
	271	254	244	217	193	175	165
	59	56	55	52	49	46	41
	10,857	10,399	10,018	8,946	8,052	7,212	6,466
	7,213	7,331	7,072	6,214	5,553	4,834	4,366
	60,295	57,104	54,306	49,334	45,892	41,552	37,428
	10,299	10,018	10,985	10,381	9,750	8,867	8,363
	40,679	38,962	40,185	35,341	32,727	29,097	27,527
	67.1	69.5	72.6	70.8	70.4	68.9	70.4
	67.5	68.2	74.0	71.6	71.3	70.0	73.5
	580	635	568	531	463	395	349
	3,339	3,621	3,244	2,847	2,434	2,060	1,739
	65.2	72.9	66.9	67.0	66.1	63.3	60.0
	3,375	3,301	4,133	4,632	4,807	5,068	6,049
	6,775	10,831	13,719	13,112	12,697	13,071	13,569
	338	309	296	279	275	276	243
	49	48	45	44	42	42	41
	13,971	15,747	15,757	14,744	14,469	14,098	13,240
	739	663	651	619	574	534	501

	80.3	81.8	78.0	77.3	79.0	74.0	69.1
	9.5	8.5	8.9	7.4	–	–	–
	–	12.8	14.7	12.3	10.3	–	–
	15.8	15.9	16.4	–	–	–	–
	7.0	7.1	7.6	8.5	8.8	8.8	11.5
	15.3	15.4	15.3	14.5	14.7	14.4	13.0
	13.6	14.2	13.8	13.8	14.0	13.9	13.4
	15.6	15.3	15.2	14.7	13.9	–	–
	8.9	7.9	7.0	–	–	–	–
	–	–	4.8	6.1	5.6	5.7	6.0
	12.2	11.8	11.4	10.8	10.2	9.8	10.0

	12	11	10	7	–	–	–
	–	–	2	4	2	–	–
	11	6	5	–	–	–	–
	13	13	13	13	13	13	13
	19	19	19	19	18	17	14
	7	7	7	4	4	4	4
	2	2	2	2	1	–	–
	4	4	4	–	–	–	–
	4	–	–	–	–	–	–
	–	–	–	8	17	19	18
	72	62	62	57	55	53	49

STATISTICS

Cost per ATK


HK$
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0
92 93 94 95 96 97 98 99 00 01

ATK per HK$'000 staff cost


1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
92 93 94 95 96 97 98 99 00 01

Aircraft utilisation


Hours per day
14
12
10
8
6
4
2
0
92 93 94 95 96 97 98 99 00 01

Share price


Average share price in HK$
Average HSI
14
12
10
8
6
4
2
0
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
2001
Cathay Pacific share price
Hang Seng Index (HSI)

		2001	2000	1999	1998	1997	1996	1995	1994	1993	1992
Productivity											
Cost per ATK	*HK$*	**2.36**	2.32	2.24	2.34	2.60	2.64	2.80	2.81	2.84	2.97
ATK per HK$'000 staff cost	*Unit*	**1,725**	1,725	1,669	1,533	1,446	1,403	1,327	1,316	1,326	1,286
Aircraft utilisation	*Hours per day*	**12.1**	12.9	12.4	12.2	11.8	11.4	10.8	10.2	9.8	10.0
Share price	*HK$*										
High		**14.3**	17.6	16.8	8.9	16.4	14.9	12.8	15.7	15.3	12.4
Low		**6.1**	10.3	7.4	4.7	5.4	10.6	10.0	10.2	8.5	8.0
Year-end		**10.0**	14.4	13.9	7.7	6.3	12.2	11.8	11.3	15.0	9.5
Price ratios (Note)	*Times*										
Price/Earnings		**50.8**	9.7	21.6	(46.9)	12.8	10.2	11.4	13.6	18.8	9.1
Market capitalisation/ Shareholders' funds		**1.1**	1.5	1.7	1.0	0.8	1.6	2.0	2.4	3.3	2.2
Price/Cash flow		**7.2**	5.9	7.0	6.4	4.5	6.1	4.9	5.4	10.0	5.0

Note: Based on year end share price, where applicable.

GLOSSARY

TERMS

Borrowings Total borrowings (loans and lease obligations) less security deposits, notes and zero coupon bonds.

Net borrowings Borrowings and bank overdrafts less liquid funds.

Available tonne kilometres ("ATK") Overall capacity, measured in tonnes available for the carriage of passengers, excess baggage, cargo and mail on each sector multiplied by the sector distance.

Available seat kilometres ("ASK") Passenger seat capacity, measured in seats available for the carriage of passengers on each sector multiplied by the sector distance.

Revenue passenger kilometres ("RPK") Number of passengers carried on each sector multiplied by the sector distance.

Revenue tonne kilometres ("RTK") Traffic volume, measured in load tonnes from the carriage of passengers, excess baggage, cargo and mail on each sector multiplied by the sector distance.

On-time performance Departure within 15 minutes of scheduled departure time.

EBITDA Earnings before interest, tax, depreciation and amortisation.

RATIOS

$$\text{Earnings/(loss) per share} = \frac{\text{Profit/(loss) attributable to shareholders}}{\text{Weighted average number of shares (by days) in issue for the year}}$$

$$\text{Profit/(loss) margin} = \frac{\text{Profit/(loss) attributable to shareholders}}{\text{Turnover}}$$

$$\text{Shareholders' funds per share} = \frac{\text{Shareholders' funds}}{\text{Total issued and fully paid shares at end of the year}}$$

$$\text{Return on average shareholders' funds} = \frac{\text{Profit/(loss) attributable to shareholders}}{\text{Average shareholders' funds}}$$

$$\text{Gross debt/equity ratio} = \frac{\text{Borrowings}}{\text{Shareholders' funds}}$$

$$\text{Net debt/equity ratio} = \frac{\text{Net borrowings}}{\text{Shareholders' funds}}$$

$$\text{Dividend cover} = \frac{\text{Profit/(loss) attributable to shareholders}}{\text{Dividends}}$$

$$\text{Interest cover} = \frac{\text{Operating profit/(loss)}}{\text{Net finance charges}}$$

$$\text{Passenger/Cargo and mail load factor} = \frac{\text{Revenue passenger kilometres/Cargo and mail tonne kilometres}}{\text{Available seat kilometres/Available cargo and mail tonne kilometres}}$$

$$\text{Revenue load factor} = \frac{\text{Total passenger, cargo and mail traffic revenue}}{\text{Maximum possible revenue at current yields and capacity}}$$

Breakeven load factor = A theoretical revenue load factor at which the traffic revenue equates to the operating cost.

$$\text{Passenger/Cargo and mail yield} = \frac{\text{Passenger turnover/Cargo and mail turnover}}{\text{Revenue passenger kilometres/Cargo and mail tonne kilometres}}$$

$$\text{Cost per ATK} = \frac{\text{Total operating expenses of Cathay Pacific}}{\text{ATK of Cathay Pacific}}$$

CORPORATE AND SHAREHOLDER INFORMATION

Cathay Pacific Airways Limited is incorporated in Hong Kong with limited liability.

INVESTOR RELATIONS

For further information about Cathay Pacific Airways Limited, please contact:

Corporate Communication Department
Cathay Pacific Airways Limited
7th Floor, North Tower
Cathay Pacific City
Hong Kong International Airport
Hong Kong
Tel: 2747 5210
Fax: 2810 6563

Cathay Pacific's main Internet address is *http://www.cathaypacific.com*

REGISTERED OFFICE

35th Floor, Two Pacific Place
88 Queensway
Hong Kong

REGISTRARS

Central Registration Hong Kong Limited
19th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

DEPOSITARY

The Bank of New York
American Depositary Receipts
6th Floor
620 Avenue of the Americas
New York, NY 10011
U.S.A.

AUDITORS

KPMG
8th Floor, Prince's Building
10 Chater Road
Hong Kong

FINANCIAL CALENDAR

Year ended 31st December 2001	
Annual General Meeting	15th May 2002
2001 final dividend payable	3rd June 2002
Six months ending 30th June 2002	
Interim results announcement	August 2002
Interim dividend payable	October 2002

IMPORTANT

If you are in any doubt about this document, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

NOTICE OF ANNUAL GENERAL MEETING

together with

EXPLANATORY STATEMENT

in respect of

GENERAL MANDATES

CATHAY PACIFIC

Executive Directors:
James Hughes-Hallett, *Chairman*
David Turnbull, *Deputy Chairman and Chief Executive*
Philip Chen, *Chief Operating Officer*
Robert Atkinson, *Finance Director*
Ken Barley, *Director Flight Operations*
Derek Cridland, *Engineering Director*
Tony Tyler, *Director Corporate Development*

Non-Executive Directors:
Robert Adams
Martin Cubbon
Henry Fan, *Deputy Chairman*
Vernon Moore
Sir Adrian Swire
Raymond Yuen
Carl Yung
Zhang Xianlin

Independent Non-Executive Directors:
Raymond Or
Lee Hon Chiu, GBS

Registered Office:
35th Floor
Two Pacific Place
88 Queensway
Hong Kong

A Chinese translation of this circular is available upon request from the Company's Registrars.
本通函之中文譯本於本公司之股份登記處備索。

CATHAY PACIFIC AIRWAYS LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

6th March 2002

To the shareholders

Dear Sir or Madam,

GENERAL MANDATES

1. At the annual general meeting of the Company held on 16th May 2001, ordinary resolutions were passed giving general mandates to Directors (i) to repurchase shares of the Company on The Stock Exchange of Hong Kong Limited ["the Stock Exchange"] or any other recognised stock exchange up to 10 per cent of the issued share capital of the Company as at 16th May 2001; and (ii) to allot, issue and otherwise deal with shares equal to (a) 20 per cent of the shares of the Company in issue at 16th May 2001, plus (b) (authorised by a separate ordinary resolution as required by the Rules governing the Listing of Securities on the Stock Exchange ["the Listing Rules"]) the nominal amount of any shares repurchased by the Company.

2. Under the terms of the Companies Ordinance and the Listing Rules, these general mandates lapse at the conclusion of the annual general meeting for 2002 unless renewed at that meeting. Resolutions (Resolutions 4, 5 and 6) will be proposed to renew these mandates and the Explanatory Statement required by the Listing Rules to be sent to shareholders in connection with the proposed repurchase resolution is set out in the Appendix to this circular.

3. Notice of the annual general meeting is set out on pages 5 and 6 of this circular. Enclosed with this circular is a blue form of proxy for use at that meeting. Whether or not you intend to be present at the annual general meeting you are requested to complete the form of proxy and return it to the Registrars of the Company in accordance with the instructions printed thereon not less than 48 hours before the time fixed for holding that meeting.

4. The completion of a form of proxy and returning it to the Registrars of the Company will not preclude you from attending and voting in person at the meeting or poll concerned and, in such event, the appointment of the proxy will be deemed to be revoked.

5. Your Directors believe that the general mandates are in the interests of the Company and its shareholders and accordingly recommend you to vote in favour of all of the resolutions to be proposed at the annual general meeting.

Yours faithfully

James Hughes-Hallett

Chairman

APPENDIX

The following is the Explanatory Statement required to be sent to shareholders under the Listing Rules in connection with the proposed general mandate for repurchase of shares and also constitutes the Memorandum required under section 49BA of the Companies Ordinance. References in this Appendix to "Shares" means share(s) of all classes in the capital of the Company and includes, where the context so requires, Shares of HK$0.20 each of the Company.

(a) Provisions of the Listing Rules

The Listing Rules permit companies whose primary listings are on the Stock Exchange to repurchase in cash their fully-paid shares on the Stock Exchange subject to certain restrictions, the most important of which are summarised below:

(i) Shareholders approval

All repurchases of shares on the Stock Exchange by a company with its primary listing on the Stock Exchange must be approved in advance by an ordinary resolution, either by way of a general mandate or by specific approval in relation to specific transactions.

(ii) Source of funds

Repurchases must be funded out of funds legally available for the purpose. Pursuant to the general mandate, repurchases would be financed entirely from the Company's available cash flow or working capital facilities. Any repurchases will be made out of funds of the Company legally permitted to be utilised in this connection being distributable profits of the Company or the proceeds of a fresh issue of Shares made for such purpose.

(b) Exercise of the General Mandate

It is proposed that up to 10 per cent. of the Shares of HK$0.20 each of the Company in issue at the date of the passing of the resolution to approve the general mandate may be repurchased. As at 6th March 2002, the latest practicable date for determining such figure, the number of Shares in issue was 3,329,817,848. On the basis of this figure (and assuming no further Shares are issued or repurchased after 7th March 2002 and up to the date of passing such resolution), the Directors would be authorised to repurchase up to 332,981,784 Shares.

(c) Reasons for repurchases

The Directors believe that the ability to repurchase Shares is in the interests of the Company and its shareholders. Repurchases may, depending on the circumstances, result in an increase in net assets and/or earnings per Share. The Directors are seeking the grant of a general mandate to repurchase Shares to give the Company the flexibility to do so if and when appropriate. The number of Shares to be repurchased on any occasion and the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time having regard to the circumstances then pertaining.

(d) Funding of repurchases

The Directors do not propose to exercise the general mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company. However, there might be material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited financial statements as at 31st December 2001) in the event that the general mandate is exercised in full.

(e) Share Price

The highest and lowest prices at which Shares of the Company have traded on the Stock Exchange in each of the previous twelve months are as follows:

	Highest (HK$)	Lowest (HK$)
March 2001	12.20	11.35
April 2001	11.80	10.35
May 2001	12.15	10.65
June 2001	11.25	10.05
July 2001	10.80	10.15
August 2001	10.30	8.40
September 2001	9.10	6.05
October 2001	8.30	7.10
November 2001	9.40	7.55
December 2001	10.70	9.30
January 2002	12.05	9.90
February 2002	12.10	11.10

(f) General

There has been no amendment to the Articles of Association since 15th May 1996.

There are no Directors or (to the best of the knowledge of the Directors, having made all reasonable enquiries) any associates (as defined in the Listing Rules) of Directors of the Company who have a present intention, in the event that the general mandate is granted by shareholders, to sell Shares to the Company.

The Directors have undertaken to the Stock Exchange to exercise the power of the Company to make purchases pursuant to the general mandate in accordance with the Listing Rules and the laws of Hong Kong.

If as the result of a repurchase of Shares a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for purposes of the Hong Kong Code on Takeovers and Mergers ("Takeover Code"). As a result, a shareholder, or group of shareholders acting in concert depending on the level of increase of shareholders' interest, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeover Code.

The Directors are not aware of any consequences which would arise under the Takeover Code as a consequence of any purchases pursuant to the general repurchase mandate, save that in the event of full exercise of the repurchase mandate and the maintenance by Swire Pacific Limited of its present shareholding (amounting to approximately 45.85% of the votes attaching to the issued share capital of the Company) the percentage of the votes attaching to the share capital owned by Swire Pacific Limited would increase by more than 5% and accordingly Swire Pacific Limited may be obliged to make a general offer for all of the issued shares of the Company not owned by it. However, the Directors have no current intention to exercise the repurchase mandate to such an extent as would give rise to this situation.

No shares have been purchased by the Company in the previous six months (whether on the Stock Exchange or otherwise).

No connected persons (as defined in the Listing Rules) of the Company have notified it of a present intention to sell Shares of the Company to the Company and no such persons have undertaken not to sell any such Shares to the Company in the event that the general mandate is granted by shareholders.

NOTICE OF MEETING

NOTICE IS HEREBY GIVEN that an annual general meeting of the shareholders of Cathay Pacific Airways Limited, being the annual general meeting for 2002, will be held in McKinley Room, Pacific Place Conference Centre, Level 5, One Pacific Place, 88 Queensway, Hong Kong on Wednesday, 15th May 2002 at 4:00 p.m. to receive the report of the Directors and the audited accounts for the year ended 31st December 2001 and:

1. To declare a final dividend.

2. To elect Directors.

3. To re-appoint auditors and authorise the Directors to fix their remuneration.

As special business to consider and, if thought fit, to pass with or without modification the following ordinary resolutions:

Ordinary Resolutions:

4. THAT:

(a) subject to paragraph (b), the exercise by the Directors during the Relevant Period of all the powers of the Company to purchase Shares be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of Shares of HK$0.20 each of the Company which may be purchased on The Stock Exchange of Hong Kong Limited or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of Shares of HK$0.20 each of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

(c) for the purpose of the Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:
(i) the conclusion of the next annual general meeting of the Company;
(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and
(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting; and

"Shares" means shares of all classes in the capital of the Company including, without limitation, Shares of HK$0.20 each of the Company.

5. THAT:

(a) subject to paragraph (c), the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and it is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue or (ii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed the aggregate of (aa) 20 per cent. of the aggregate nominal amount of the Shares in the capital of the Company in issue at the date of passing this Resolution plus (bb) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of any share capital of the Company repurchased by the Company subsequent to the passing of this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;
(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and
(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong).

6. THAT the Directors of the Company be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution 5 in the notice convening this meeting in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such resolution.

By order of the Board
Paul A. Moore
Secretary

Hong Kong, 6th March 2002

Note:

Any member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company. All proxies must be deposited with the Registrars, Central Registration Hong Kong Limited, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 48 hours before the time appointed for the meeting.

DESIGN: FORMAT LIMITED PRINTED IN HONG KONG THIS REPORT IS PRINTED ON RECYCLED PAPER

Swire Group


www.cathaypacific.com